2003 ANNUAL REPORT



LEXMARK



Paul Curlander, Chairman and CEO

Lexmark. Dedicated.

[illegible] per share were $3.34 in 2003, [illegible] to $2.79 in 2002.



DILUTED NET EARNINGS PER SHARE
$3.34
$2.79
$2.32
$2.05
2000
2001
2002
2003

[illegible] was reduced by 22 cents as a result of restructuring and related [illegible] 2001 EPS was reduced by 48 cents as a result of restructuring [illegible] and was increased by 30 cents as a result of an income [illegible] 2002 EPS was increased [illegible] as a result of reversal of restructuring and related charges.

LEXMARK™

Paul J. Curlander
Chairman and CEO

Lexmark International, Inc.
740 West New Circle Road
Lexington, Kentucky 40550

To my fellow stockholders:

In 2003, we saw the continuance of a weak global economy and an aggressive pricing environment. However, even with these challenging market conditions, Lexmark continued to grow and add value for our shareholders. Much of this was attributable to our strong product announcements in 2003. During the year, we introduced a broad range of new products, virtually replacing our entire product line. As a result, Lexmark set new annual records for revenue, operating income and earnings per share.

Our revenue for 2003 was $4.8 billion, up 9 percent from 2002. Diluted net earnings per share were $3.34, an increase of 20 percent. Operating income grew 16 percent to $594 million. For the year, we continued to see strong cash generation, with net cash provided by operating activities of $748 million. Most encouraging was the pickup in our inkjet sales in the second half of the year, and the overall double-digit growth in our inkjet and laser sales for the year. Importantly, we continued to increase our installed base of products, which is expected to fuel a future stream of supplies revenue.

As we move forward, we believe there are several significant reasons to be optimistic about Lexmark's future.

The Market Is Moving Toward Lexmark

Lexmark is in the distributed output business for the home and office. While the world uses about 60 trillion printed pages per year, only a small percentage is generated in the home and office on distributed devices like ours. As more and more information and photographs come directly to the user in electronic rather than paper form, we believe that the users will print more and more. As a result, we expect a market compound growth rate of distributed pages in the range of 7 to 12 percent. We believe that the distributed market is the fastest growing segment within the total hardcopy output market. Therefore, due to electronic communication and the Internet, we believe the market is shifting to distributed output and as a result, is moving toward Lexmark.

Supplies Revenue Adds Stability

Lexmark's business model is very straightforward. We invest in technology to develop and sell printing products with the objective of growing our installed base, which drives recurring supplies sales. Supplies currently represent more than 50 percent of our revenue – well over 50 percent of our gross profit – and are the profit engine of the business model. Supplies profits then fund new technology investments and products, which drives the cycle again and again.

Based on our current estimates, our hardware sales over the past few years have increased our installed base of products from 20 million units in 1999 to 52 million units in 2003. Supplies sales generally track the installed base. Over that same period our core supplies revenue has grown from $1.1 billion in 1999 to $2.6 billion in 2003. Our core laser and inkjet supplies revenue represented 55 percent of our business in 2003. The net result is, supplies add predictability and stability to revenue and earnings, particularly during weak economic times.

continued on back

Lexmark Has Unique Strengths

We are exclusively focused on imaging and printing. We believe this makes us more responsive in understanding and meeting the needs of our customers. It also makes us an attractive partner to companies like IBM and Dell since we are not a competitor.

We are vertically integrated in technology. That is, we internally develop all three of the core print technologies in the industry – color inkjet, mono laser and color laser. This allows us to advance our technology and introduce products quickly.

We have a close relationship with our customers and, as a result, a greater understanding of their core paper-intensive business processes. This relationship and knowledge, coupled with our vertical integration in technology, allow us to help them streamline these paper-intensive workflows, reducing process cycle times and costs.

Growth Opportunities Ahead

Although we have seen significant growth over the past eight years through the expansion of our laser and inkjet business, there are still many key growth segments in which we do not yet fully participate. In addition, we see the opportunity to help our customers manage their hardcopy output, lowering their costs, and improving their visibility to these costs. This provides an additional growth opportunity in the output-related services business.

Our Focus: Customers For Life

As a company, we have a single vision: Customers For Life. Within Lexmark there is a strong commitment to meeting this high standard. This is what challenges us every day, and we believe this is also the key to our long-term success.

Thank you for your investment in Lexmark and thanks to our customers, employees and business partners for helping to make our company an ongoing success.

Sincerely,

Paul J. Curlander

Paul J. Curlander
Chairman and Chief Executive Officer
March 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the Fiscal Year Ended December 31, 2003

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission File No. 1-14050

LEXMARK INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**06-1308215** (I.R.S. Employer Identification No.)
One Lexmark Centre Drive **740 West New Circle Road** **Lexington, Kentucky** (Address of principal executive offices)	**40550** (Zip Code)

(859) 232-2000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A common stock, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ___

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes X No ___

As of March 5, 2004, there were outstanding 129,513,276 shares (excluding shares held in treasury) of the registrant's Class A common stock, par value $.01, which is the only class of voting common stock of the registrant, and there were no shares outstanding of the registrant's Class B common stock, par value $.01. As of that date, the aggregate market value of the shares of voting common stock held by non-affiliates of the registrant (based on the closing price for the Class A common stock on the New York Stock Exchange on March 5, 2004) was approximately $10,811,768,280.

Documents Incorporated by Reference

Certain information in the company's definitive Proxy Statement for the 2004 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year, is incorporated by reference in Part III of this Form 10-K.

LEXMARK INTERNATIONAL, INC. AND SUBSIDIARIES

FORM 10-K

For the Year Ended December 31, 2003

Part I

Item 1. BUSINESS

General

Lexmark International, Inc., ("Lexmark") is a Delaware corporation and the surviving company of a merger between itself and its former parent holding company, Lexmark International Group, Inc., ("Group") consummated on July 1, 2000. Group was formed in July 1990 in connection with the acquisition of IBM Information Products Corporation from International Business Machines Corporation ("IBM"). The acquisition was completed in March 1991. On November 15, 1995, Group completed its initial public offering of Class A common stock and Lexmark now trades on the New York Stock Exchange under the symbol "LXK."

Lexmark is a leading developer, manufacturer and supplier of printing solutions — including laser and inkjet printers, multifunction products, associated supplies and services — for offices and homes. Lexmark develops and owns most of the technology for its laser and inkjet products and associated supplies, and that differentiates the company from many of its major competitors, including Hewlett-Packard, which purchases its laser engines and cartridges from a third party. Lexmark also sells dot matrix printers for printing single and multi-part forms by business users and develops, manufactures and markets a broad line of other office imaging products. The company operates in the office products industry. The company is primarily managed along business and consumer market segments. Refer to Note 17 of the Notes to Consolidated Financial Statements for additional information regarding the company's reportable segments.

Revenue derived from international sales, including exports from the United States, make up about half of the company's consolidated revenue, with Europe accounting for approximately two-thirds of international sales. Lexmark's products are sold in over 150 countries in North and South America, Europe, the Middle East, Africa, Asia, the Pacific Rim and the Caribbean. This geographic diversity offers the company opportunities to participate in new markets, provides diversification to its revenue stream and operations to help offset geographic economic trends, and utilizes the technical and business expertise of a worldwide workforce. Currency translation has significantly affected international revenue and cost of revenue during the past several years. Refer to Management's Discussion and Analysis of Financial Condition and Results of Operations — Effect of Currency Exchange Rates and Exchange Rate Risk Management for more information. As the company's international operations grow, management's attention continues to be focused on the operation and expansion of the company's global business and managing the cultural, language and legal differences inherent in international operations. A summary of the company's revenue and long-lived assets by geographic area is found in Note 17 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Market Overview[1]

In 2003, estimated worldwide revenue for the office and home printing hardware and associated supplies market, including monochrome (black) and color laser, inkjet and dot matrix printers, exceeded $40 billion. Lexmark management believes that the total office and home printing output opportunity is expanding as copiers and fax machines have begun to be integrated into multifunction printers. Based on industry analyst information, Lexmark management estimates that this expanded market revenue opportunity, which includes multifunction products, copiers and fax machines, was approximately $80 billion in 2003, and will grow annually at low- to mid-

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[1] Certain information contained in the "Market Overview" section has been obtained from industry sources. Data available from industry analysts varies widely among sources. The company bases its analysis of market trends on the data available from several different industry analysts.

single digit percentage rates through 2006. Management believes that this integration of print/copy/fax capabilities favors companies like Lexmark due to its experience in providing industry leading network printing solutions and multifunction printing products.

The Internet is positively impacting the distributed home and office printing market opportunity in several ways. As more information is available over the Internet, and new tools and solutions are being developed to access it, more of this information is being printed on distributed home and office printers. Management believes that an increasing percentage of this distributed output includes color and graphics, which tend to increase supplies usage. Growth in high-speed Internet access to the home, combined with the rise in digital camera sales, is also contributing to increased photo printing on distributed devices.

The laser printer market is primarily serving business customers. Laser printing products can be divided into two major categories — shared workgroup printers, which are typically attached directly to large workgroup networks, and lower priced desktop printers attached to PCs or small workgroup networks. The shared workgroup printers include color and monochrome laser printers that are easily upgraded to include additional input and output capacity, additional memory and storage, and typically include high performance internal network adapters. Most shared workgroup printers also have sophisticated network management software tools and some products (including Lexmark's) now include multifunction upgrades that enable copy/fax/scan to network capabilities. Based on industry data, within the overall distributed laser printer market, Lexmark has gained market share over the past six years. At the end of 2003, the company estimated its installed base of laser printers at 5.2 million units versus 4.8 million units at year-end 2002.[2]

Laser printer unit growth in recent years has generally exceeded the growth rate of laser printer revenue due to unit growth in lower priced desktop laser printers and unit price reductions, and management believes this trend will continue. This pricing pressure is partially offset by the tendency of customers in the shared workgroup laser market to add higher profit margin optional features including network adapters, document management software, additional memory, paper handling and multifunction capabilities. Pricing pressure is also partially offset by the opportunity to provide business solutions and services to customers who are increasingly looking for assistance to better manage and leverage their document-related costs and output infrastructure.

The inkjet product market is predominantly a consumer market but also includes business users who may choose inkjet products as a lower priced alternative or supplement to laser printers for personal desktop use. Additionally, over the past two years, the number of consumers seeking to print digitally captured images in their homes have driven the photo-based sector up significantly. The greater affordability of inkjet printers, as well as the growth in the inkjet-based multifunction devices (all-in-one printers), both with a focus on delivering digital photos, have been important factors in the growth of this market. Based on industry data, Lexmark has gained market share over the past six years. Growth in inkjet product revenue has been slower than unit growth due to price reductions, which management expects to continue. At the end of 2003, the company estimated its installed base of inkjet products at 47 million units versus 43 million units at year-end 2002.[2]

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[2] Over the last few years, Lexmark has provided estimates of its laser and inkjet installed base on an annual basis, usually in January of each year. These estimates are derived from detailed models, which contain numerous assumptions requiring the use of management's judgment, such as ink and toner usage, economic life of the products, retirement rates and product mix. The company continually updates these models internally and revises the assumptions, as new information is discovered. While these installed base amounts reflect management's best estimate when published, they are subject to change based on subsequent receipt of additional or different data, or changes in the underlying assumptions. There can be no assurance that any of the assumptions are correct and management's estimates of the installed base may differ materially from the actual installed base. Management undertakes no responsibility to update the public disclosure of its estimate of the installed base as new information is continuously discovered.

The markets for dot matrix printers and most of the company's other office imaging products, including supplies for select IBM branded printers, aftermarket supplies for original equipment manufacturer ("OEM") products, and typewriter supplies, continue to decline as these markets mature, and the underlying product installed bases are replaced.

Strategy

Lexmark's strategy is based on a business model of building an installed base of printers and multifunction products that generate demand for its related supplies and services. Management believes that Lexmark has unique strengths related to this business model, which have allowed it to grow faster than the market over the past several years and achieve above average profitability in the office and home printing output market.

First, Lexmark is exclusively focused on printing and related solutions. Management believes that this focus has enabled Lexmark to be more responsive and flexible than competitors at meeting specific customer and channel partner needs.

Second, Lexmark internally develops all three of the key technologies in the distributed printing business, including inkjet, mono laser and color laser. Lexmark is also recognized as an industry leader in critical software competencies related to printing, network connectivity/management and enhancing document workflow. The company's technology platform has historically allowed it to be a leader in product price/performance and also build unique capabilities into its products that enable it to offer unique solutions (combining hardware, software and professional services) for specific customer groups. This breadth of technology capabilities has also enabled Lexmark to offer an extensive product line alternative to the industry leader, Hewlett-Packard.

Third, Lexmark has leveraged its technological capabilities and its commitment to flexibility and responsiveness to build strong relationships with large-account customers and channel partners, including major retail chains, distributors, direct-response cataloguers and value-added resellers. Lexmark's path-to-market includes industry focused sales and marketing teams that deliver unique and differentiated solutions to both large accounts and channel partners that sell into the company's target industries. Retail-centric teams also have enabled Lexmark to meet the specific needs of major retail partners and have resulted in the company winning numerous "best supplier" awards over the last few years.

Lexmark's business market strategy involves targeting large corporations, small and medium businesses and the public sector to increase market share by providing an array of high quality, technologically advanced products at competitive prices. Lexmark also continues to identify and focus on industries where it can differentiate itself by providing unique printing solutions and related services.

Lexmark's strategy also continually focuses on enhancing its laser printers to function efficiently in a networked environment as well as providing significant flexibility and manageability to network administrators. Generally, Lexmark leverages expertise gained from its exclusive focus on printing solutions and its understanding of industry-specific customer requirements to provide unique and customized printing solutions and related services tailored to address specific industry customer needs.

The company's consumer market strategy is to generate demand for Lexmark products by offering high-quality, competitively-priced products to consumers and businesses primarily through retail channels. Lexmark develops its own technology to meet customer needs for increased functionality, faster printing and better print quality. Lexmark management believes that its core product offerings in this market, including the "Z" and "X" families of inkjet printers and all-in-one printers, will also help it to build brand recognition in the retail channels. Lexmark has aggressively reduced costs while pushing the performance and features of higher-end color inkjets into the sub-$100 sector and all-in-one printers into the sub-$250 sector.

Because of Lexmark's exclusive focus on printing solutions, the company has successfully formed alliances and OEM arrangements with many companies, including Dell, IBM, Lenovo (formerly Legend) and Sindo Ricoh. The entrance of a competitor that is also exclusively focused on printing solutions could have a material adverse impact on the company's strategy and financial results.

The company's strategy for dot matrix printers and other office imaging products is to continue to offer high-quality products while managing cost to maximize cash flow and profit.

Products

Laser Products

Lexmark offers a wide range of monochrome and color laser printers, multifunction products, and associated features, software, and application solutions. In 2003, the company introduced a new line of monochrome laser printers designed to serve both workgroup and desktop applications. The T634 and T632 monochrome laser printers with print speeds of up to 45 and 40 pages per minute ("ppm"), respectively, are designed to support large and medium workgroups and have optional paper input and output features, including a stapler and offset stacker. The T630 and T420d monochrome laser printers with print speeds of up to 35 and 22 ppm, respectively, are designed to support medium and small workgroups. For the personal sector of the market, the company introduced the E323, E321 and E220 monochrome laser printers with print speeds of up to 20, 20 and 18 ppm, respectively. The monochrome laser printer line extends into the wide format sector of the market with the W820 and W812. With print speeds of up to 45 ppm, the W820 is supported with an array of paper handling and finishing options that make it well suited for departmental printing needs. The W812 is a small workgroup printer designed for wide format and specialty printing applications with print speeds of up to 26 ppm.

In 2003, the company introduced two single pass technology color laser printers, the C752 and C912. The C752 features the company's internally developed color laser technology and prints both monochrome and color pages at up to 20 ppm. The C752 is designed for large and medium workgroups. The C912 prints both monochrome and color pages at up to 28 ppm and supports printing on tabloid size paper. The company also offers the C720, a small workgroup color laser printer that prints at up to 24 ppm in monochrome and six ppm in color. Early in 2004, Lexmark introduced the C752L, which makes high-speed color printing even more affordable for businesses. The C752L prints both monochrome and color pages at up to 20 ppm.

In 2003, the company introduced the X912e, X752e and X632e multifunction products. Along with the X820e, these products include an intuitive touch screen display and the ability to integrate with corporate directories and leverage existing network security to regulate access. These characteristics make it easy for users to scan paper documents and fax or e-mail them. Other multifunction products introduced in 2003 by the company include the X632, X630 and X215, each of which provides print/copy/fax/scan capability. The X215 is a compact, integrated device, designed for desktop applications and personal use. The X720 is also offered by the company, and like the X912e and X752e, has the added capability of printing, scanning and copying in color. Early in 2004, Lexmark introduced the X422, which is a compact, integrated, network-ready, multifunction product for workgroups.

The N4000e network adapter was announced by the company in 2003 to support low-cost networking for desktop devices. MarkVision Professional, Lexmark's print management software that provides remote configuration, monitoring, and problem resolution of network print devices can be bundled with all business printers and multifunction products. Application solution options that support web, bar code, encrypted data and Intelligent Printer Data Stream ("IPDS") printing are also available for most of the printers in the "T", "W", "C" and "X" families of business printers to support specific customer environments.

In early 2003, the company introduced the Lexmark Document Solutions Suite, which is designed to minimize the expense and inefficiencies of manual, paper-based processes that are costly and time-intensive. The Lexmark Document Solutions Suite integrates three distinct document solutions which work separately or together as an integrated solution. The Lexmark Document Distributor helps improve information workflow by capturing and moving documents faster, more efficiently and more accurately into a broader range of network systems. The Lexmark Document Producer is an e-forms solution that empowers customers to take control of the presentation and delivery of output from almost any host system and thus avoid the cost of preprinted forms. The Lexmark Document Portal enables users of a Lexmark multifunction product to find, view and print network documents when and where they need them. The suite enables the graphical e-Task interface featured on Lexmark network multifunction products to be tailored to an individual, workgroup, business or industry, using friendly and descriptive icons that allow users to quickly identify and select the appropriate work process. It also extends this interface and e-workflow capability to workstation users of the X215 and X6170 multifunction products. Early in 2004, the company introduced the Lexmark Workgroup OCR Solution, which enables users to easily transform paper information into versatile, electronic documents that can be efficiently shared and used.

Inkjet Products

In 2003, the company broadened its consumer product line with the introduction of its first "P" line of photo products, as well as its next generation "X" line of all-in-one products and "Z" line of inkjet printers. Lexmark's inkjet introductions included a wide range of innovative functions and photo features, as well as proven technology, such as the Accu-Feed paper handling system.

Lexmark's "P" series launch into the photo market in 2003 was led by the P707 and P3150. These products deliver 4 x 6 inch photographs in less than sixty seconds and include innovative features such as PrecisionSense technology, which automatically determines the paper type loaded in the printer and automatically aligns the print cartridges. In addition, the company's "P" series offers six-color printing, borderless photographs, Lexmark Photo Center software and includes a memory card reader for today's most popular digital media.

The enhancements to Lexmark's all-in-one inkjet products was led by the company's first four-in-one flatbed product, the X6170, which offers print/copy/fax/scan capabilities in an innovative design. The X6170 also established new industry standards in productivity with its 100-sheet automatic document feeder and PC-free color or black fax mode. The Lexmark "X" series continues to define the multifunction category by offering up to 4,800 x 1,200 dots per inch ("dpi") printing and 48-bit color scanning in the sub-$100 sector, with its X1150. The company has expanded its line of "X" inkjet printers to five models with print speeds of up to 19 ppm in black and 15 ppm in color.

Lexmark's "Z" line of inkjet printers in 2003 is focused on delivering high performance with ease of use features. The company introduced borderless printing on its Z705, which also automatically determines the paper type loaded into the printer to ensure high quality output. Lexmark's "Z" line of products offer up to 4,800 x 1,200 dpi resolution, as well as maximum print speeds of up to 17 ppm in black and 10 ppm in color.

Dot Matrix Products

The company continues to market several dot matrix printer models for customers who print a large volume of multi-part forms.

Supplies

The company designs, manufactures, and distributes a variety of cartridges and other supplies for use in its installed base of laser, inkjet, and dot matrix printers. Lexmark is currently the exclusive source for new printer cartridges for the printers it manufactures. The company's revenue and profit growth from its supplies business is directly linked to the company's ability to increase the installed base of its laser and inkjet products and customer usage of those products. Lexmark is an industry leader with regard to the recovery, remanufacture, reuse and recycling of used supplies cartridges, helping to keep empty cartridges out of landfills. Attaining that leadership position was made possible by the company's various empty cartridge collection programs around the world. Lexmark continues to launch new programs and expand existing cartridge collection programs to further expand its remanufacturing business and this environmental commitment.

The company also offers a broad range of other office imaging supplies products, applying both impact and non-impact technology.

Service and Support

Lexmark offers a wide range of professional services to complement the company's line of printing products including maintenance, consulting, systems integration and fleet management capabilities. The company works in collaboration with its customers to develop and implement comprehensive, customized printing solutions. Fleet management services allow organizations to outsource fleet management, technical support, supplies replenishment and maintenance activities to Lexmark.

The company's printer products generally include a warranty period of at least one year, and customers typically have the option to purchase an extended warranty.

Marketing and Distribution

Lexmark employs large-account sales and marketing teams whose mission it is to generate demand for its business printing solutions and services, primarily among large corporations as well as the public sector. Sales and marketing teams focus on industries such as financial services, retail/pharmacy, manufacturing, government, education and health care. Those teams, in conjunction with the company's development and manufacturing teams, are able to customize printing solutions to meet customer specifications for printing electronic forms, media handling, duplex printing and other document workflow solutions. The company distributes its products to business customers primarily through its well-established distributor network, which includes such distributors as Ingram Micro, Tech Data, Synnex and Northamber. The company's products are also sold through solution providers, which offer custom solutions to specific markets, and through direct response resellers.

The company's international sales and marketing activities for the business market are organized to meet the needs of the local jurisdictions and the size of their markets. Operations in the U.S., Australia, Canada, Latin America and western Europe focus on large account demand generation with orders filled through distributors and retailers.

The company's business printer supplies and other office imaging products are generally available at the customer's preferred point of purchase through multiple channels of distribution. Although channel mix varies somewhat depending on the geography, substantially all of the company's business supplies products sold commercially in 2003 were sold through the company's network of Lexmark-authorized supplies distributors and resellers who sell directly to end users or to independent office supply dealers.

For the consumer market, the company distributes its inkjet products and supplies primarily through more than 15,000 retail outlets worldwide. The company's sales and marketing activities are organized to meet the needs of the various geographies and the size of their markets. In the U.S., products are distributed through large discount store chains such as Wal-Mart and Target, as well as consumer electronics stores such as Best Buy and Circuit City, office superstores such as Staples and OfficeMax, and wholesale clubs such as Sam's Club. The company's western European operations distribute products through major information technology resellers such as Northamber, and in large markets, through key retailers such as Media Markt in Germany, Dixon's in the United Kingdom and Carrefour in France. Australian and Canadian marketing activities focus on large retail account demand generation, with orders filled through distributors or resellers, whereas Latin American marketing activities are mostly conducted through retail sales channels.

For both the business and consumer markets, the company's eastern European, Middle East and African regions are primarily served through strategic partnerships and distributors. Asia Pacific markets (excluding Australia) are served through a combination of Lexmark sales offices, strategic partnerships and distributors.

The company also sells its products through numerous alliances and OEM arrangements, including Dell, IBM, Lenovo (formerly Legend) and Sindo Ricoh.

No single customer accounts for 10% or more of the company's consolidated annual revenue.

Competition

The company continues to develop and market new and innovative products at competitive prices. New product announcements by the company's principal competitors, however, can have, and in the past, have had, a material adverse effect on the company's financial results. Such new product announcements can quickly undermine any technological competitive edge that one manufacturer may enjoy over another and set new market standards for price, quality, speed and functionality. Furthermore, knowledge in the marketplace about pending new product announcements by the company's competitors may also have a material adverse effect on the company as purchasers of printers may defer buying decisions until the announcement and subsequent testing of such new products.

In recent years, the company and its principal competitors, many of which have significantly greater financial, marketing and/or technological resources than the company, have regularly lowered prices on printers and are expected to continue to do so. The company is vulnerable to these pricing pressures, which could jeopardize the company's ability to grow or maintain market share and, if not mitigated by cost and expense reductions, may result in lower profitability. The company expects that as it competes more successfully with its larger competitors, the company's increased market presence may attract more frequent challenges, both legal and commercial, from its competitors, including claims of possible intellectual property infringement.

The markets for printers and supplies are extremely competitive. The laser printer market is dominated by Hewlett-Packard, which has a widely recognized brand name and has been estimated to hold approximately 50% of the market. Several other large vendors such as Brother, Canon, Samsung and Konica Minolta also compete in the laser printer market.

As more data is distributed electronically, demand has risen for increased device functionality to include print/copy/fax/scan capabilities, resulting in a convergence of the distributed printing and copier markets. This converging marketplace is highly competitive and, in addition to the traditional laser competitors, includes large copier companies such as Canon, Ricoh and Xerox.

The company's primary competitors in the inkjet product market are Hewlett-Packard, Epson and Canon, who together account for approximately 80% of worldwide inkjet product sales. As with laser printers, if pricing pressures are not mitigated by cost and expense reductions, the company's ability to grow or maintain market share and its profitability could be adversely affected. In addition, the company must compete with these same vendors for retail shelf space allocated to printers and their associated supplies.

Although Lexmark is currently the exclusive supplier of new printer cartridges for its laser and inkjet products, there can be no assurance that other companies will not develop new compatible cartridges for Lexmark products. In addition, refill and remanufactured alternatives for some of the company's cartridges are available and, although generally offering inconsistent quality and reliability, compete with the company's supplies business. As the installed base of laser and inkjet products grows and matures, the company expects competitive refill and remanufacturing activity to increase.

The market for other office imaging products is also highly competitive and the impact printing sector of the supplies market is declining. Although the company has rights to market certain IBM branded supplies until December 2007, there are many independent ribbon and toner manufacturers competing to provide compatible supplies for IBM branded printing products. The revenue and profitability from the company's other office imaging products is less relevant than it has been historically. Management believes that the operating income associated with its other office imaging products will continue to decline.

Manufacturing

The company operates manufacturing control centers in Lexington, Kentucky and Geneva, Switzerland, and has manufacturing sites in Boulder, Colorado; Orleans, France; Rosyth, Scotland; Juarez, Mexico; Chihuahua, Mexico and Lapu-Lapu City, Philippines. The company also has customization centers in each of the major geographies it serves. The company's manufacturing strategy is to retain control over processes that are technologically complex, proprietary in nature and central to the company's business model, such as the manufacture of inkjet cartridges, at company owned and operated facilities. The company shares some of its technical expertise with certain manufacturing partners, which collectively provide the company with substantially all of its printer production capacity. Lexmark oversees these manufacturing partners to ensure that products meet the company's quality standards and specifications.

The company's development and manufacturing operations for laser printer supplies, which include toners, photoconductor drums and charge rolls, are located in Boulder. The company also manufactures toner in Orleans, France. Over time, the company has made significant capital investments to expand toner and photoconductor drum capabilities. Laser printer cartridges are typically assembled by third party contract manufacturers in the major geographies served by the company.

Materials

The company procures a wide variety of components used in the manufacturing process, including semiconductors, electro-mechanical components and assemblies, as well as raw materials, such as plastic resins. Although many of these components are standard off-the-shelf parts that are available from multiple sources, the company often utilizes preferred supplier relationships to better ensure more consistent quality, cost and delivery. Typically, these preferred suppliers maintain alternate processes and/or facilities to ensure continuity of supply. The company generally must place commitments for its projected component needs approximately three to six months in advance. The company occasionally faces capacity constraints when there has been more demand for its products than initially projected. From time to time, the company may be required to use air shipment to expedite product flow, which can adversely impact the company's operating results. Conversely, in difficult economic times, the company's inventory can grow as market demand declines.

Many components of the company's products are sourced from sole suppliers, including certain custom chemicals, microprocessors, electro-mechanical components, application specific integrated circuits and other semiconductors. In addition, the company sources some printer engines and finished products from OEMs. Although the company plans in anticipation of its future requirements, should these components not be available from any one of these suppliers, there can be no assurance that production of certain of the company's products would not be disrupted. Such a disruption could interfere with the company's ability to manufacture and sell products and materially adversely affect the company's business. Conversely, during economic slowdowns, the company may build inventory of components as demand decreases.

Research and Development

The company's research and development activity for the past several years has focused on laser and inkjet printers, multifunction products, associated supplies, features, software and related technologies. The company has been able to keep pace with product development and improvement while spending less than its larger competitors by selectively targeting its research and development efforts. It has also been able to achieve significant productivity improvements and minimize research and development costs. The company's research and development activities are conducted in Lexington, Kentucky and Boulder, Colorado with recent expansion to sites in Kolkotta, India and Cebu City, Philippines. In the case of certain products, the company may elect to purchase products and key components from third party suppliers rather than develop them internally.

The company is committed to being one of the technology leaders in its targeted areas and is actively engaged in the design and development of additional products and enhancements to its existing products. Its engineering efforts focus on laser, inkjet, and connectivity technologies, as well as design features that will increase efficiency and lower production costs. Lexmark also develops related applications and tools to enable it to efficiently provide a broad range of services. The process of developing new technology products is complex and requires innovative designs that anticipate customer needs and technological trends. Research and development expenditures were $266 million in 2003, $248 million in 2002 and $246 million in 2001. The company must make strategic decisions from time to time as to which new technologies will produce products in market sectors that will experience the greatest future growth. There can be no assurance that the company can continue to develop the more technologically advanced products required to remain competitive.

Backlog

Although the company experiences availability constraints from time to time for certain of its products, the company generally fills its orders within 30 days of receiving them. Therefore, the company usually has a backlog of less than 30 days at any one time, which the company does not consider material to its business.

Employees

As of December 31, 2003, the company had approximately 11,800 full-time equivalent employees worldwide of which 4,200 are located in the U.S. and the remaining 7,600 are located in Europe, Canada, Latin America, Asia, and the Pacific Rim. None of the U.S. employees are represented by a union. Employees in France are represented by a Statutory Works Council. Substantially all regular employees have been granted stock options.

The company conducted restructurings in 2000 and 2001 which were intended to result in approximately 2,500 employee separations. Employee additions to support other initiatives have partially offset these employee separations resulting in the number of company employees worldwide being reduced from approximately 13,000 at December 31, 2000 to approximately 12,100 at December 31, 2002.

Available Information

The company makes available, free of charge, electronic access to all documents filed with the Securities and Exchange Commission by the company on its website at http://investor.lexmark.com as soon as reasonably practicable after such documents are filed.

Executive Officers of the Registrant

The executive officers of the company and their respective ages, positions and years of service with the company are set forth below.

Name of Individual	Age	Position	Years With The Company
Paul J. Curlander	51	Chairman and Chief Executive Officer	13
Gary E. Morin	55	Executive Vice President and Chief Financial Officer	8
Paul A. Rooke	45	Executive Vice President and President of Printing Solutions and Services Division	13
Najib Bahous	47	Vice President and President of Consumer Printer Division	13
Daniel P. Bork	52	Vice President, Tax	7
Vincent J. Cole, Esq.	47	Vice President, General Counsel and Secretary	13
David L. Goodnight	51	Vice President, Asia Pacific and Latin America	10
Richard A. Pelini	45	Vice President and Treasurer	1
Gary D. Stromquist	48	Vice President and Corporate Controller	13
Jeri I. Stromquist	46	Vice President of Human Resources	13

Dr. Curlander has been a Director of the company since February 1997. Since April 1999, Dr. Curlander has been Chairman and Chief Executive Officer of the company. From May 1998 to April 1999, Dr. Curlander was President and Chief Executive Officer of the company. Prior to such time, Dr. Curlander served as President and Chief Operating Officer and Executive Vice President, Operations of the company.

Mr. Morin has been Executive Vice President and Chief Financial Officer of the company since January 2000. From January 1996 to January 2000, Mr. Morin was Vice President and Chief Financial Officer of the company.

Mr. Rooke has been Executive Vice President and President of the company's Printing Solutions and Services Division since October 2002. Prior to such time and since May 2001, Mr. Rooke served as Vice President and President of the Printing Solutions and Services Division. From December 1999 to May 2001, Mr. Rooke was Vice President and President of the company's Business Printer Division, and from June 1998 to December 1999, Mr. Rooke was Vice President and President of the company's Imaging Solutions Division.

Mr. Bahous has been Vice President and President of the company's Consumer Printer Division since March 2003. Prior to such time and since July 2001, Mr. Bahous served as Vice President of Customer Services. From January 1999 to July 2001, Mr. Bahous served as Vice President and General Manager, Customer Services Europe.

Mr. Bork has been Vice President, Tax of the company since May 2001. From October 1996 to May 2001, he was Director of Taxes of the company.

Mr. Cole has been Vice President and General Counsel of the company since July 1996 and Corporate Secretary since February 1996.

Mr. Goodnight has been Vice President, Asia Pacific and Latin America since June 2001. From May 1998 to June 2001, Mr. Goodnight served as Vice President and Corporate Controller of the company.

Mr. Pelini has been Vice President and Treasurer of the company since July 2003. Mr. Pelini was employed by the company from 1991 to 1998 and was assistant treasurer of the company from 1996 to 1998. Prior to rejoining the company in July 2003, Mr. Pelini was Senior Vice President of Finance for Convergys Corporation. He held various positions with Convergys since 1998, including that of Vice President and Treasurer.

Mr. Stromquist has been Vice President and Corporate Controller of the company since July 2001. From July 1999 to July 2001, Mr. Stromquist served as Vice President of Alliances/ OEM in the company's Consumer Printer Division. From November 1998 to July 1999, he served as Vice President of Finance of the company's Consumer Printer Division. Mr. Stromquist is the husband of Jeri I. Stromquist, Vice President of Human Resources of the company.

Ms. Stromquist has been Vice President of Human Resources of the company since February 2003. From January 2001 to February 2003, Ms. Stromquist served as Vice President of Worldwide Compensation and Resource Programs in the company's Human Resources department. From November 1998 to January 2001, she served as Vice President of Finance of the company's Business Printer Division. Ms. Stromquist is the wife of Gary D. Stromquist, Vice President and Corporate Controller of the company.

Intellectual Property

The company's intellectual property is one of its major assets and the ownership of the technology used in its products is important to its competitive position. Lexmark seeks to establish and maintain the proprietary rights in its technology and products through the use of patents, copyrights, trademarks, trade secret laws, and confidentiality agreements.

The company holds a portfolio of approximately 1,000 U.S. patents and over 350 pending U.S. patent applications. The company also holds over 2,500 foreign patents and pending patent applications. The inventions claimed in these patents and patent applications cover aspects of the company's current and potential future products, manufacturing processes, business methods and related technologies. The company is developing a portfolio of patents that protects its product lines and offers the possibility of entering into licensing agreements with others.

The company has a variety of intellectual property licensing and cross-licensing agreements with a number of third parties. Certain of the company's material license agreements, including those that permit the company to manufacture some of its current products, terminate as to specific products upon certain "changes of control" of the company.

The company has trademark registrations or pending trademark applications for the name LEXMARK in approximately 70 countries for various categories of goods. Lexmark also owns a number of trademark applications and registrations for various product names. The company holds worldwide copyrights in computer code, software and publications of various types. Other proprietary information is protected through formal procedures which include confidentiality agreements with employees and other entities.

The company's success depends in part on its ability to obtain patents, copyrights and trademarks, maintain trade secret protection and operate without infringing the proprietary rights of others. While Lexmark designs its products to avoid infringing the intellectual property rights of others, current or future claims of intellectual property infringement, and the expenses resulting therefrom, could materially adversely affect its business, operating results and financial condition. Expenses incurred by the company in obtaining licenses to use the intellectual property rights of others and to enforce its intellectual property rights against others also could materially affect its business, operating results and financial condition. In addition, the laws of some foreign countries may not protect Lexmark's proprietary rights to the same extent as the laws of the United States.

Environmental and Regulatory Matters

The company's operations, both domestically and internationally, are subject to numerous laws and regulations, particularly relating to environmental matters that impose limitations on the discharge of pollutants into the air, water and soil and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Over time, the company has implemented numerous programs to recover, remanufacture and recycle certain of its products and intends to continue to expand on initiatives that have a positive effect on the environment. The company is also required to have permits from a number of governmental agencies in order to conduct various aspects of its business. Compliance with these laws and regulations has not had, and in the future is not expected to have, a material effect on the capital expenditures, earnings or competitive position of the company. There can be no assurance, however, that future changes in environmental laws or regulations, or in the criteria required to obtain or maintain necessary permits, will not have an adverse effect on the company's operations.

Item 2. PROPERTIES

The company's corporate headquarters and principal development facilities are located on a 386 acre campus in Lexington, Kentucky. At December 31, 2003, the company owned or leased 7.0 million square feet of administrative, sales, service, research and development, warehouse and manufacturing facilities worldwide. The properties are used by both the business and consumer segments of the company. Approximately 4.5 million square feet is located in the United States and the remainder is located in various international locations. The company's principal international manufacturing facilities are in Mexico, the Philippines, Scotland and France. The principal domestic manufacturing facility is in Colorado. The company leases facilities for software development in India and the Philippines. The company owns approximately 63% of the worldwide square footage and leases the remaining 37%. The leased property has various lease expiration dates. The company believes that it can readily obtain appropriate additional space as may be required at competitive rates by extending expiring leases or finding alternative space.

None of the property owned by the company is held subject to any major encumbrances and the company believes that its facilities are in good operating condition.

Item 3. LEGAL PROCEEDINGS

On December 30, 2002, the company filed a lawsuit against Static Control Components, Inc. ("SCC") in the U.S. District Court for the Eastern District of Kentucky alleging that certain SCC products infringe the company's copyrights and are in violation of the Digital Millennium Copyright Act. The Court granted the company's motion requesting a preliminary injunction ordering SCC to cease making, selling or otherwise trafficking in the specified products. On March 31, 2003, SCC appealed the Court's decision to the Sixth Circuit Court of Appeals and oral arguments for this appeal occurred on January 30, 2004.

On February 28, 2003, SCC filed a lawsuit against the company in the U.S. District Court for the Middle District of North Carolina alleging that the company engaged in anti-competitive and monopolistic conduct and unfair and deceptive trade practices in violation of the Sherman Act, the Lanham Act and various North Carolina state laws. That lawsuit was dismissed on October 15, 2003. On December 23, 2003, these claims were asserted against the company as counterclaims in the company's case against SCC pending in the U.S. District Court for the

Eastern District of Kentucky. SCC is seeking damages in excess of $100 million. The company believes that the claims by SCC are without merit, and intends to vigorously defend them.

The company and Pitney Bowes, Inc. ("PBI") are involved in litigation in the U.S. District Court for the Eastern District of Kentucky in which PBI alleges that certain of the company's printers infringe the claims of PBI's patent 4,386,272, and that such infringement is willful. The company believes, based on the opinion of outside counsel, that it does not infringe the patent. The company believes the claims are without merit, and intends to vigorously defend them.

The company is also party to various litigation and other legal matters, including claims of intellectual property infringement and various purported consumer class action lawsuits alleging, among other things, various product defects and false and deceptive advertising claims, that are being handled in the ordinary course of business. In addition, various governmental authorities have from time to time initiated inquiries and investigations, some of which are ongoing, concerning the activities of participants in the markets for printers and supplies. The company intends to continue to cooperate fully with those governmental authorities in these matters.

Although it is not reasonably possible to estimate whether a loss will occur as a result of these legal matters, or if a loss should occur, the amount of such loss, the company does not believe that any legal matters to which it is a party is likely to have a material adverse effect on the company's financial position or results of operations. However, there can be no assurance that any pending legal matters or any legal matters that may arise in the future would not have a material adverse effect on the company's financial position or results of operations.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

Part II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Lexmark's Class A common stock is traded on the New York Stock Exchange under the symbol LXK. As of March 5, 2004, there were 1,636 holders of record of the Class A common stock and there were no holders of record of the Class B common stock. Information regarding the market prices of the company's Class A common stock appears in Part II, Item 8, Note 18 of the Notes to Consolidated Financial Statements.

Dividend Policy

The company has never declared or paid any cash dividends on the Class A common stock and has no current plans to pay cash dividends on the Class A common stock. The payment of any future cash dividends will be determined by the company's board of directors in light of conditions then existing, including the company's earnings, financial condition and capital requirements, restrictions in financing agreements, business conditions, tax laws, certain corporate law requirements and various other factors.

Equity Compensation Plan Information

The following table provides information about the company's equity compensation plans as of December 31, 2003.

(Number of securities in millions)

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights (1)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders (2)	11.8	$52.99	10.9
Equity compensation plans not approved by stockholders (3)	1.2	45.74	0.4
Total	13.0	$52.26	11.3

(1) The numbers in this column represent the weighted average exercise price of stock options only.

(2) As of December 31, 2003, of the approximately 11.8 million awards outstanding under the equity compensation plans approved by stockholders, there were approximately 11.3 million stock options (of which 11,040,000 are employee stock options and 274,000 are nonemployee director stock options), 246,000 restricted stock units and supplemental deferred stock units, 21,000 voluntarily deferred performance shares that were earned as of the end of 2000, and 203,000 elective deferred stock units (of which 159,000 are employee elective deferred stock units and 44,000 are nonemployee director elective deferred stock units) that pertain to voluntary elections by certain members of management to defer all or a portion of their annual incentive compensation and by certain nonemployee directors to defer all or a portion of their annual retainer, chair retainer and/or meeting fees, that would have otherwise been paid in cash. Of the 10.9 million shares available, 8.3 million relate to employee plans (of which 3.1 million may be granted as full-value awards), 0.2 million relate to the nonemployee director plan and 2.4 million relate to the employee stock purchase plan.

(3) The company has only one equity compensation plan which has not been approved by its stockholders, the Lexmark International, Inc. Broad-Based Employee Stock Incentive Plan (the "Broad-Based Plan"). The Broad-Based Plan, which was established on December 19, 2000, provides for the issuance of up to 1.6 million shares of the company's common stock pursuant to stock incentive awards (including stock options, stock appreciation rights, performance awards, restricted stock units and deferred stock units) granted to the company's employees, other than its directors and executive officers. The Broad-Based Plan expressly provides that the company's directors and executive officers are not eligible to participate in the Plan. The Broad-Based Plan limits the number of shares subject to full-value awards (e.g., restricted stock units and performance awards) to 50,000 shares. The company's board of directors may at any time terminate or suspend the Broad-Based Plan, and from time to time, amend or modify the Broad Based-Plan, but any amendment which would lower the minimum exercise price for options and stock appreciation rights or materially modify the requirements for eligibility to participate in the Broad-Based Plan, requires the approval of the company's stockholders. In January 2001, all employees other than the company's directors, executive officers and senior managers, were awarded stock options under the Broad-Based Plan. All 1.2 million awards outstanding under the equity compensation plan not approved by stockholders are in the form of stock options.

Item 6. SELECTED FINANCIAL DATA

The table below summarizes recent financial information for the company. For further information refer to the company's financial statements and notes thereto presented under Part II, Item 8 of this Form 10-K.

(Dollars in Millions, Except per Share Data)

	2003	2002	2001	2000	1999
Statement of Earnings Data:					
Revenue (1)	$4,754.7	$4,356.4	$4,104.3	$3,767.3	$3,413.7
Cost of revenue (2)	3,209.6	2,985.8	2,865.3	2,550.9	2,222.8
Gross profit	1,545.1	1,370.6	1,239.0	1,216.4	1,190.9
Research and development	265.7	247.9	246.2	216.5	183.6
Selling, general and administrative(1)	685.5	617.8	593.4	542.9	530.7
Restructuring and related (reversal)/charges(2) (3) (4)	—	(5.9)	58.4	41.3	—
Operating expense	951.2	859.8	898.0	800.7	714.3
Operating income	593.9	510.8	341.0	415.7	476.6
Interest (income)/expense, net	(0.4)	9.0	14.8	12.8	10.7
Other	0.8	6.2	8.4	6.5	7.0
Earnings before income taxes	593.5	495.6	317.8	396.4	458.9
Provision for income taxes (5)	154.3	128.9	44.2	111.0	140.4
Net earnings	$ 439.2	$ 366.7	$ 273.6	$ 285.4	$ 318.5
Diluted net earnings per common share	$ 3.34	$ 2.79	$ 2.05	$ 2.13	$ 2.32
Shares used in per share calculation	131.4	131.6	133.8	134.3	137.5
Statement of Financial Position Data:					
Working capital	$1,260.5	$ 699.8	$ 562.0	$ 264.7	$ 353.2
Total assets	3,450.4	2,808.1	2,449.9	2,073.2	1,702.6
Total debt	150.4	161.5	160.1	148.9	164.9
Stockholders' equity	1,643.0	1,081.6	1,075.9	777.0	659.1
Other Key Data:					
Cash from operations (6)	$ 747.6	$ 815.6	$ 195.7	$ 476.3	$ 448.2
Capital expenditures	$ 93.8	$ 111.7	$ 214.4	$ 296.8	$ 220.4
Debt to total capital ratio (7)	8%	13%	13%	16%	20%
Number of employees (8)	11,800	12,100	12,700	13,000	10,900

(1) All data prior to 2002 has been reclassified in accordance with EITF 00-25 and clarified by EITF 01-9, resulting in a reduction to both revenue and selling, general and administrative expense in the amount of $38.5 million in 2001, $39.7 million in 2000 and $38.6 million in 1999.

(2) Amounts include the impact of restructuring and other charges in 2001 of $87.7 million ($64.5 million, net of tax), which resulted in a $0.48 reduction in diluted net earnings per share. Inventory write-offs of $29.3 million associated with the restructuring actions were included in cost of revenue.

(3) Amounts include the impact of restructuring and related charges in 2000 of $41.3 million ($29.7 million, net of tax), which resulted in a $0.22 reduction in diluted net earnings per share.

(4) Amounts include the benefit of a ($5.9) million (($4.4) million, net of tax) reversal of restructuring and other charges in 2002, which resulted in a $0.03 increase in diluted net earnings per share.

(5) Provision for income taxes in 2001 includes a $40 million benefit from the resolution of income tax matters, which resulted in a $0.30 increase in diluted net earnings per share.

(6) Cash flows from investing and financing activities, which are not presented, are integral components of total cash flow activity.

(7) The debt to total capital ratio is computed by dividing total debt (which includes both short-term and long-term debt) by the sum of total debt and stockholders' equity.

(8) Represents the approximate number of full-time equivalent employees at December 31 of each year.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto:

OVERVIEW

Lexmark International, Inc. ("Lexmark" or the "company") is a leading developer, manufacturer and supplier of printing solutions — including laser and inkjet printers, multifunction products, associated supplies and services — for offices and homes. The company also sells dot matrix printers for printing single and multi-part forms for business users and develops, manufactures and markets a broad line of other office imaging products. The company is primarily managed along business and consumer market segments. Refer to Note 17 of the Notes to Consolidated Financial Statements for additional information regarding the company's reportable segments.

Over the past several years, the worldwide office and home printing output opportunity has expanded as copiers and fax machines have been integrated into multifunction products. Lexmark's management believes that this integration of print/copy/fax/scan capabilities favors companies like Lexmark due to its experience in providing industry leading network printing solutions and multifunction printing products. Lexmark's management believes that its total revenue will continue to grow due to projected overall market growth for 2004 to 2006.

In recent years, the company's growth rate in sales of printer units has generally exceeded the growth rate of its printer revenue due to sales price reductions and the introduction of new lower priced products in both the laser and inkjet printer markets. In the laser printer market, this pricing pressure is partially offset by the tendency of customers to add higher profit margin optional features including network adapters, document management software, additional memory, paper handling and multifunction capabilities. Pricing pressure is also partially offset by the opportunity to provide business solutions and services to customers who are increasingly looking for assistance to better manage and leverage their document-related costs and output infrastructure. In the inkjet product market, advances in inkjet technology have resulted in products with higher resolution and improved performance while increased competition has led to lower prices. The greater affordability of inkjet printers, as well as the growth in the all-in-one category, have been important factors in the growth of this market.

As the installed base of Lexmark laser and inkjet printers and multifunction products continues to grow, management expects the market for supplies will grow as well, as such supplies are routinely required for use throughout the life of those products. While profit margins on printers and multifunction products have been negatively affected by competitive pricing pressure, the supplies are a higher margin, recurring business, which the company expects to contribute to the stability of its earnings over time.

The company's dot matrix printers and other office imaging products include many mature products such as supplies for IBM printers, typewriter supplies and other impact technology supplies that require little ongoing investment. The company expects that the market for these products will continue to decline, and has implemented a strategy to continue to offer high-quality products while managing cost to maximize cash flow and profit.

Critical accounting policies and estimates

Lexmark's discussion and analysis of its financial condition and results of operations are based upon the company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of consolidated financial statements requires the company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the company evaluates its estimates, including those related to customer programs and incentives, product returns, doubtful accounts, inventories, intangible assets, income taxes, warranty obligations, copyright fees, product royalty obligations, restructurings, pension and other postretirement benefits, and contingencies and litigation. The company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

The company records estimated reductions to revenue at the time of sale for customer programs and incentive offerings including special pricing agreements, promotions and other volume-based incentives. Estimated reductions in revenue are based upon historical trends and other known factors at the time of sale. The company also provides price protection to substantially all of its reseller customers. The company records reductions to revenue for the estimated impact of price protection when price reductions to resellers are anticipated. If market conditions were to decline, the company may take actions to increase customer incentive offerings, possibly resulting in an incremental reduction of revenue at the time the incentive is offered.

Allowances for Doubtful Accounts

The company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The company determines the estimate of the allowance for doubtful accounts based on a variety of factors including the length of time receivables are past due, the financial health of customers, unusual macroeconomic conditions, and historical experience. If the financial condition of the company's customers deteriorates or other circumstances occur that result in an impairment of customers' ability to make payments, additional allowances may be required.

Warranty Reserves

The company provides for the estimated cost of product warranties at the time revenue is recognized. The reserve for product warranties is based on the quantity of units sold under warranty, estimated product failure rates, and material usage and service delivery costs. The estimates for product failure rates and material usage and service delivery costs are periodically adjusted based on actual results. To minimize warranty costs, the company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers. Should actual product failure rates, material usage or service delivery costs differ from the company's estimates, revisions to the estimated warranty liability may be required.

Inventory Reserves and Adverse Purchase Commitments

The company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. The company estimates the difference between the cost of obsolete or unmarketable inventory and its market value based upon product demand requirements, product life cycle, product pricing, and quality issues. Also, the company records an adverse purchase commitment liability when anticipated market sales prices are lower than committed costs. If actual market conditions are less favorable than those projected by management, additional inventory write-downs and adverse purchase commitment liabilities may be required.

Long-Lived Assets

Management considers the potential impairment of both tangible and intangible assets when circumstances indicate that the carrying amount of an asset may not be recoverable. An asset impairment review estimates the fair value of an asset based upon the future cash flows that the asset is expected to generate. Such an impairment review incorporates estimates of forecasted revenue and costs that may be associated with an asset, expected periods that an asset may be utilized, and appropriate discount rates.

Pension and Postretirement Benefits

The company accounts for its defined benefit pension plans and its non-pension postretirement benefit plans using actuarial models required by Statement of Financial Accounting Standards ("SFAS") No. 87, *Employers' Accounting for Pensions,* and SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions,* respectively. These models use an attribution approach that generally spreads the expected liability for projected benefits over the service lives of the employees in the plan and require that explicit assumptions be used to estimate future events. Examples of assumptions the company must make include selecting the following: expected long-term rate of return on plan assets, a discount rate that reflects the rate at which pension benefits could be settled, and the anticipated rates of future compensation increases.

The assumed long-term rate of return on plan assets and the market-related value of plan assets are used to calculate the expected return on plan assets. The required use of an expected versus actual long-term rate of return on plan assets may result in recognized pension income that is greater or less than the actual returns of those plan assets in any given year. Over time, however, the expected long-term returns are designed to approximate the actual long-term returns and therefore result in a pattern of income and expense recognition that more closely matches the pattern of the services provided by the employees. For the market-related value of plan assets, the company uses a calculated value that recognizes changes in asset fair values in a systematic and rational manner. A five-year-moving-average value is used for equities and high-yield bonds due to the volatility of these types of investments and fair value is used for all other bonds. Differences between actual and expected returns are recognized in the market-related value of plan assets over five years.

The company uses long-term historical actual return information, the mix of investments that comprise plan assets and future estimates of long-term investment returns by reference to external sources to develop its expected return on plan assets.

The discount rate assumptions used for pension and non-pension postretirement benefit plan accounting reflect the rates available on high-quality fixed-income debt instruments at December 31 each year. The rate of future compensation increases is determined by the company based upon its long-term plans for such increases.

Changes in actual asset return experience and discount rate assumptions can impact the company's stockholders' equity. Actual asset return experience results in an increase or decrease in the asset base and this effect, in conjunction with a decrease in the pension discount rate, may result in a plan's assets being less than a plan's accumulated benefit obligation ("ABO"). The ABO is the present value of benefits earned to date and is based on past compensation levels. The company is required to show in its Consolidated Statements of Financial Position a net liability that is at least equal to the ABO less the market value of plan assets. This liability is referred to as an additional minimum liability ("AML"). An AML, which is recorded and updated on December 31 each year, is reflected as a long-term pension liability with the offset in other comprehensive earnings (loss) in the equity section of the Consolidated Statements of Financial Position (on a net of tax basis) and/or as an intangible asset to the degree a company has unrecognized prior service costs.

Income Taxes

The company estimates its tax liability based on current tax laws in the statutory jurisdictions in which it operates. These estimates include judgments about deferred tax assets and liabilities resulting from temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, as well as about the realization of deferred tax assets. If the provisions for current or deferred taxes are not adequate, if the company is unable to realize certain deferred tax assets or if the tax laws change unfavorably, the company could potentially experience significant losses in excess of the reserves established. Likewise, if the provisions for current and deferred taxes are in excess of those eventually needed, if the company is able to realize additional deferred tax assets or if tax laws change favorably, the company could potentially experience significant gains.

Restructuring and other charges

Although the company had substantially completed all restructuring activities at December 31, 2002 and the employees had exited the business, approximately $4.7 million of severance payments were made during 2003. Refer to Note 15 of the Notes to Consolidated Financial Statements for additional information regarding the company's restructuring activities.

BASIS OF PRESENTATION

In 2001, the Emerging Issues Task Force ("EITF") reached a consensus that consideration from a vendor to a purchaser of the vendor's products should be characterized as a reduction in revenue as stated in EITF 00-25, *Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products*, and clarified in EITF 01-9. This EITF consensus was effective for annual or interim financial statements beginning after December 5, 2001, with reclassification required for comparative prior periods. The company adopted this EITF as required in 2002 and the adoption of this statement had no impact on the company's net earnings, financial position or cash flows, but did result in a reclassification of certain prior year reported amounts to conform to the current year's presentation. Both revenue and selling, general and administrative expense for the twelve months ended December 31, 2001 were reduced by approximately $38.5 million as a result of this reclassification.

RESULTS OF OPERATIONS

2003 compared to 2002

Consolidated revenue in 2003 was $4,755 million, an increase of 9% over 2002. Revenue in the business market segment was $2,627 million in 2003 and increased $242 million, or 10% compared to 2002. This growth was principally due to increases in unit volumes. Revenue in the consumer market segment was $2,128 million in 2003 and increased $159 million, or 8% versus 2002. This growth was principally due to increases in unit volumes. Total U.S. revenue increased $114 million or 6% and international revenue, including exports from the U.S., increased $284 million or 12%.

Consolidated gross profit was $1,545 million for 2003, an increase of 13% from 2002. Gross profit as a percentage of revenue for 2003 increased to 32.5% from 31.5% in 2002, an increase of 1.0 percentage point. The increase was principally due to improved supplies margins (1.8 percentage points) and an increased mix of supplies (0.9 percentage point), partially offset by lower printer margins (2.0 percentage points).

Total operating expense was $951 million in 2003, an increase of 11% from 2002. Operating expense in 2002 included a $6 million benefit in the fourth quarter of 2002 from the reversal of previously accrued restructuring charges. Operating expense as a percentage of revenue was 20.0%, compared to 19.7% for the corresponding period of 2002. The 0.3 percentage point increase was primarily due to the restructuring reserve reversal in 2002.

Consolidated operating income was $594 million in 2003 compared to $511 million in 2002, a 16% increase. The increase in the consolidated operating income was due to a $174 million increase in gross profit, partially offset by a $91 million increase in operating expense. Operating income for the business market segment increased $132 million in 2003, principally due to increased supplies sales. Operating income for the consumer market segment decreased $28 million in 2003, primarily due to lower printer margins.

Non-operating expenses declined $15 million from 2002 to 2003, principally due to additional interest income in 2003 as a result of the company's strong cash generation and the $5 million write-down of a private equity investment during 2002.

Net earnings were $439 million in 2003 compared to $367 million in 2002. The increase in net earnings was primarily due to improved operating income and lower non-operating expenses. The effective income tax rate remained at 26.0% in 2003 and 2002.

Basic net earnings per share were $3.43 for 2003 compared to $2.85 in 2002. Diluted net earnings per share were $3.34 for 2003 compared to $2.79 in 2002. The increases in basic and diluted net earnings per share were primarily due to the increase in net earnings.

The following table sets forth the percentage of total revenue represented by certain items reflected in the company's Consolidated Statements of Earnings:

	2003	2002	2001
Revenue	100.0%	100.0%	100.0%
Cost of revenue	67.5%	68.5%	69.8%
Gross profit	32.5%	31.5%	30.2%
Research & development	5.6%	5.7%	6.0%
Selling, general & administrative	14.4%	14.2%	14.5%
Restructuring & related (reversal)/charges	—	(0.1)%	1.4%
Operating income	12.5%	11.7%	8.3%

2002 compared to 2001

Consolidated revenue in 2002 was $4,356 million, an increase of 6% over 2001. Revenue in the business market segment was $2,386 million in 2002 and increased $18 million, or 1% compared to 2001. This growth was principally due to an increase in supplies unit volumes. Revenue in the consumer market segment was $1,969 million in 2002 and increased $271 million, or 16% versus 2001. This growth was principally due to increases in unit volumes. Total U.S. revenue increased $196 million or 11% and international revenue, including exports from the U.S., increased $56 million or 3%.

Consolidated gross profit was $1,371 million for 2002, an increase of 11% from 2001. Gross profit as a percentage of revenue for 2002 increased to 31.5% from 30.2% in 2001, an increase of 1.3 percentage points. The increase was principally due to an increase to supplies in the product mix (2.3 percentage points), higher supplies margins (1.1 percentage points) and the impact of a restructuring related inventory charge of $29 million in 2001 (0.7 percentage point), partially offset by lower printer margins (2.8 percentage points).

Total operating expense was $860 million in 2002, a decrease of 4% from 2001. Operating expense in 2002 included a $6 million benefit in the fourth quarter of 2002 from the reversal of previously accrued restructuring charges and operating expense in 2001 included a restructuring charge of approximately $58 million. Operating expense as a percentage of revenue decreased to 19.7% in 2002 compared to 21.9% in 2001. The 2.2 percentage point decrease was primarily due to the restructuring charge in 2001 and the reversal in 2002 as well as the company's continuing focus on expense management and the benefits of the restructuring activities.

Consolidated operating income was $511 million in 2002 compared to $341 million in 2001, a 50% increase. Included in the 2002 operating income was the $6 million restructuring reversal benefit noted previously and the 2001 operating income included $88 million of restructuring and related charges. The increase in the consolidated operating income was due to the impact of the restructuring charges, the increased gross profit margin and the decrease in operating expense as a percentage of revenue. Operating income for the business market segment increased $85 million in 2002, principally due to increased supplies sales. Operating income for the consumer market segment increased $39 million in 2002, principally due to increased supplies sales.

Non-operating expenses declined $8 million from 2001 to 2002, principally due to reduced borrowings at lower interest rates partially offset by a $5 million write-down of a private equity investment during 2002.

Net earnings were $367 million in 2002 compared to $274 million in 2001. Included in the 2002 net earnings was a $4 million after-tax benefit of the restructuring reversal and the 2001 net earnings included restructuring and related charges of $65 million after-tax as well as a $40 million benefit from the resolution of income tax matters. After adjusting for the above-noted items, the increase in net earnings was primarily due to improved operating income. After adjusting for the $40 million tax benefit in 2001, the income tax provision was 26.0% of earnings before tax for 2002 as compared to 26.5% in 2001. The decrease in the effective tax rate was primarily due to lower income tax rates on manufacturing activities in certain countries.

Basic net earnings per share were $2.85 for 2002 compared to $2.11 in 2001. The 2002 basic net earnings per share included a $0.03 benefit from the restructuring reversal and the 2001 basic net earnings per share included a $0.50 negative impact from restructuring and related charges and a $0.31 positive impact from the income tax benefit. Diluted net earnings per share were $2.79 for 2002 compared to $2.05 in 2001. The 2002 diluted net earnings per share included a $0.03 benefit from the restructuring reversal and the 2001 diluted net earnings per share included a $0.48 negative impact from restructuring actions and a $0.30 income tax benefit. After adjusting for the noted items, the increases in basic and diluted net earnings per share were primarily due to the increase in net earnings.

RETIREMENT-RELATED BENEFITS

The following table provides the total pre-tax cost/(income) related to Lexmark's retirement plans for the years 2003, 2002 and 2001. Cost/(income) amounts are included as an addition to/reduction from, respectively, the company's cost and expense amounts in the Consolidated Statements of Earnings.

In millions	2003	2002	2001
Total cost of retirement-related plans	$31.1	$15.5	$11.6
Comprised of:			
Defined benefit plans	$15.8	$ (0.2)	$ (2.4)
Defined contribution plans	12.8	11.4	10.0
Non-pension postretirement benefits	2.5	4.3	4.0

The company uses long-term historical actual return experience, the expected investment mix of the plans' assets, and future estimates of long-term investment returns to develop its assumed rate of return on pension assets used in the net periodic pension calculation. The assumption is reviewed and set annually at the beginning of each year. The company reduced its expected long-term asset return assumption on the U.S. plan from 10.0% to 8.5% at the beginning of 2003. This change, and the recognition of losses related to negative pension asset returns over the past few years, increased the cost of defined benefit plans in 2003. At the beginning of 2004, the company further reduced its expected long-term asset return assumption on its U.S. plan from 8.5% to 8.0%. This change is expected to increase 2004 pension expense by approximately $3 million.

The company annually sets its discount rate assumption for retirement-related benefits accounting to reflect the rates available on high-quality, fixed-income debt instruments at the end of each year. Using this process, the company reduced its discount rate assumption in the U.S. from 7.5% to 6.5% at the end of 2002 and from 6.5% to 6.3% at the end of 2003. These changes, combined with other changes in actuarial assumptions such as the assumed rate of compensation increase, did not have a significant impact on the company's results of operations for 2003, nor are they expected to have a material effect in 2004.

Future effects of retirement-related benefits, including the changes noted above, on the operating results of the company depend on economic conditions, employee demographics, mortality rates and investment performance.

LIQUIDITY AND CAPITAL RESOURCES

Lexmark's primary source of liquidity has been cash generated by operations, which totaled $748 million, $816 million and $196 million in 2003, 2002 and 2001, respectively. Cash from operations generally has been sufficient to allow the company to fund its working capital needs and finance its capital expenditures during these periods along with the repurchase of approximately $5 million and $331 million of its Class A common stock during 2003 and 2002, respectively. The company did not repurchase shares of its Class A common stock during 2001. Management believes that cash provided by operations will continue to be sufficient to meet operating and capital needs. However, in the event that cash from operations is not sufficient, the company has other potential sources of cash through utilization of its revolving credit facility, accounts receivable financing program or other financing sources.

Cash flows from operating activities in 2003 were $748 million, compared to $816 million in 2002. These amounts were reduced during 2003 and 2002 by $108 million and $50 million, respectively, due to contributions to the U.S. pension plan. See Note 13 of the Notes to Consolidated Financial Statements for more information regarding the 2003 pension contribution. Also contributing to the change in cash flow from operating activities were unfavorable cash flow changes in accrued liabilities, trade receivables and inventories, offset somewhat by favorable cash flow changes in accounts payable and other assets and liabilities as well as increased earnings. In 2002, cash provided by operating activities increased from 2001 due to favorable cash flow changes in working capital accounts, particularly trade receivables, accrued liabilities and inventories.

Cash used for investing activities in 2003 was $544 million, compared to $114 million in 2002. The company began investing in marketable securities during the third quarter of 2003, which resulted in a net use of cash of $452 million in 2003. The company spent $94 million on capital expenditures during 2003, compared to $112 million during 2002.

Cash provided by financing activities during 2003 was $36 million, compared $302 million cash used for financing activities during 2002. This $338 million increase in cash from financing activities was primarily due to the purchase of $331 million of treasury stock in 2002, compared to $5 million in 2003.

The company experienced some significant changes in other balance sheet accounts in 2003. The decrease in prepaid expenses and other current assets was primarily due to a reduction in prepaid income taxes ($43 million) due to a reclassification of prepaid income taxes to net against accrued liabilities for income taxes as well as a reduction in derivative assets ($33 million). Other assets increased $29 million during 2003, primarily due to a $108 million funding of the U.S. pension plan, offset somewhat by a $69 million decrease in deferred tax assets.

Effective May 29, 2002, the company entered into a new $500 million unsecured, revolving credit facility with a group of banks, including a $200 million 364-day portion and a $300 million 3-year portion. Upon entering into the new credit agreement, the company terminated the prior $300 million unsecured, revolving credit facility that was due to expire on January 27, 2003. There were no amounts outstanding under the prior facility upon its termination.

Under the credit facility, the company may borrow in dollars, euros and certain other currencies. The interest rate ranges from 0.35% to 1.25% above the London Interbank Offered Rate ("LIBOR") for borrowings denominated in U.S. dollars, the Eurocurrency Interbank Offered Rate ("EURIBOR") for borrowings denominated in euros, or other relevant international interest rate for borrowings denominated in another currency. The interest rate spread is based upon the company's debt ratings. In addition, the company is required to pay a facility fee on the $500 million line of credit of 0.075% to 0.25% based upon the company's debt ratings. The interest and facility fees are payable quarterly.

The credit agreement contains customary default provisions, leverage and interest coverage restrictions and certain restrictions on secured and subsidiary debt, disposition of assets, liens and mergers and acquisitions. The 364-day portion of the $500 million credit facility had a maturity date of May 28, 2003. During May 2003, each lender approved the extension of the $200 million 364-day portion of the revolving credit facility with a new maturity date of May 26, 2004. The 3-year portion of the credit facility has a maturity date of May 29, 2005. Any amounts outstanding under the credit facility are due according to the applicable maturity dates noted above. As of December 31, 2003 and 2002, there were no amounts outstanding under the credit facility.

The company has outstanding $150 million principal amount of 6.75% senior notes due May 15, 2008, which was initially priced at 98.998%, to yield 6.89% to maturity. The senior notes contain typical restrictions on liens, sale leaseback transactions, mergers and sales of assets. There are no sinking fund requirements on the senior notes and they may be redeemed at any time at the option of the company, at a redemption price as described in the related indenture agreement, as supplemented and amended, in whole or in part. A balance of $149 million (net of unamortized discount of $1 million) was outstanding at December 31, 2003.

During October 2003, the company entered into interest rate swap contracts to convert its $150 million principal amount of 6.75% senior notes from a fixed interest rate to a variable interest rate. Interest rate swaps with a notional amount of $150 million were executed whereby the company will receive interest at a fixed rate of 6.75% and pay interest at a variable rate of approximately 2.76% above the six-month LIBOR. These interest rate swaps have a maturity date of May 15, 2008, which is equivalent to the maturity date of the senior notes.

The company is in compliance with all covenants and other requirements set forth in its debt agreements. The company does not have any rating downgrade triggers that would accelerate the maturity dates of its revolving credit facility and public debt. However, a downgrade in the company's credit rating could adversely affect the company's ability to renew existing, or obtain access to new, credit facilities in the future and could increase the cost of such facilities.

In February 2001, the company filed a shelf registration statement with the Securities and Exchange Commission to register $200 million of debt securities. Due to the company's strong cash position, in early 2004 the company determined that it did not plan to utilize the shelf registration, and on January 28, 2004, withdrew its registration pursuant to the rules and regulations of the Securities and Exchange Commission.

The following table summarizes the company's contractual obligations at December 31, 2003:

In millions	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$150	$ —	$—	$150	$—
Short-term borrowings	1	1	—	—	—
Operating leases	133	33	51	28	21
Purchase obligations	501	492	7	2	—
Total contractual obligations	$785	$526	$58	$180	$21

Purchase obligations reported in the table above include agreements to purchase goods or services that are enforceable and legally binding on the company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

In October 2001, the company entered into an agreement to sell its U.S. trade receivables on a limited recourse basis that allowed for a maximum amount of financing availability of $225 million. In October 2003, the agreement was amended and the maximum amount of U.S. trade receivables to be sold was decreased to $200 million. As collections reduce previously sold receivables, the company may replenish these with new receivables. The company bears a limited risk of bad debt losses on U.S. trade receivables sold, since the company over-collateralizes the receivables sold with additional eligible receivables. The company addresses this risk of loss in its allowance for doubtful accounts. Receivables sold may not include amounts over 90 days past due or concentrations over certain limits with any one customer. This facility contains customary affirmative and negative covenants as well as specific provisions related to the quality of the accounts receivables sold. The facility also contains customary cash control triggering events which, if triggered, could adversely affect the company's liquidity and/or its ability to sell trade receivables. A downgrade in the company's credit rating could reduce the company's ability to sell trade receivables. The facility expires in October 2004, and required annual renewal of commitments in October 2002 and 2003. At December 31, 2003 and 2002, the facility had no U.S. trade receivables sold and outstanding.

At December 31, 2003 and 2002, the company did not have any relationship with unconsolidated entities or financial partnerships, which other companies have established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Therefore, the company is not materially exposed to any financing, liquidity, market or credit risk that could arise if the company had engaged in such relationships.

In July 2002, the company received authorization from the board of directors to repurchase an additional $200 million of its Class A common stock for a total repurchase authority of $1.4 billion. At December 31, 2003, there was approximately $183 million of share repurchase authority remaining. This repurchase authority allows the company, at management's discretion, to selectively repurchase its stock from time to time in the open market or in privately negotiated transactions depending upon market price and other factors. During 2003, the company repurchased approximately 0.1 million shares in the open market at prices ranging from $71.51 per share to $74.30 per share for a cost of approximately $5 million. As of December 31, 2003, the company had repurchased approximately 34.8 million shares at prices ranging from $10.63 per share to $105.38 per share for an aggregate cost of approximately $1.2 billion.

CAPITAL EXPENDITURES

Capital expenditures totaled $94 million, $112 million and $214 million in 2003, 2002 and 2001, respectively. The capital expenditures were primarily attributable to infrastructure support and new product development during 2003, 2002 and 2001. During 2004, the company expects capital expenditures to be approximately $150 million, primarily attributable to new product development and infrastructure support. The capital expenditures are expected to be funded through cash from operations.

EFFECT OF CURRENCY EXCHANGE RATES AND EXCHANGE RATE RISK MANAGEMENT

Revenue derived from international sales, including exports from the United States, make up about half of the company's consolidated revenue, with Europe accounting for approximately two-thirds of international sales. Substantially all foreign subsidiaries maintain their accounting records in their local currencies. Consequently, period-to-period comparability of results of operations is affected by fluctuations in currency exchange rates. Certain of the company's Latin American entities use the U.S. dollar as their functional currency. Lexmark's operations in Argentina were adversely impacted by currency devaluation in late 2001 and the first six months of 2002. This resulted in translation losses of approximately $5 million in 2002 and approximately $2 million in 2001. Since June 2002, the company did not experience significant translation losses related to the Argentina operations.

Currency translation has significantly affected international revenue and cost of revenue, but it did not have a material impact on operating income during 2002 and 2001. The 2003 operating income was materially positively impacted by exchange rate fluctuations. The company acts to neutralize the effects of exchange rate fluctuations through the use of operational hedges, such as pricing actions and product sourcing decisions.

The company's exposure to exchange rate fluctuations generally cannot be minimized solely through the use of operational hedges. Therefore, the company utilizes financial instruments such as forward exchange contracts and currency options to reduce the impact of exchange rate fluctuations on actual and anticipated cash flow exposures and certain assets and liabilities which arise from transactions denominated in currencies other than the functional currency. The company does not purchase currency related financial instruments for purposes other than exchange rate risk management.

TAX MATTERS

The company's effective income tax rate was approximately 26.0%, 26.0% and 13.9% for 2003, 2002 and 2001, respectively. The 2001 effective income tax rate was significantly impacted by the company's resolution with the Internal Revenue Service ("IRS") on certain adjustments related to the allocation of intercompany profits. As a result of this resolution, the company reversed previously accrued taxes, reducing the tax provision in the fourth quarter of 2001 by $40 million. Excluding the impact of this adjustment, the company's effective income tax rate was 26.5% for 2001. Due to the anticipated expirations of favorable tax laws and geographical shifts in earnings, the company expects the 2004 effective income tax rate to be approximately 27.5%.

The IRS has completed its examination of the company's income tax returns for all years through 1996. As of December 31, 2003, the IRS was in the process of examining the company's income tax returns for the years 1997 through 2001. Additionally, the company and its subsidiaries are subject to tax examinations in various states and foreign jurisdictions. The company believes that adequate amounts of taxes and related interest have been provided for any adjustments that may result from these examinations.

As of December 31, 2003, the company had non-U.S. tax loss carryforwards of $3 million, which have an indefinite carryforward period.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board ("FASB") issued FIN 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.* FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued FIN 46-R, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (revised December 2003),* which replaces FIN 46. FIN 46-R incorporates certain modifications to FIN 46 adopted by the FASB subsequent to the issuance of FIN 46, including modifications to the scope of FIN 46. Additionally, FIN 46-R also incorporates much of the guidance previously issued in the form of FASB Staff Positions. For all special purpose entities ("SPEs") created prior to February 1, 2003, public entities must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. The company has evaluated the provisions of this interpretation and determined that the interpretation has no impact on its financial position, results of operations and cash flows.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities.* SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003. The company has evaluated the provisions of this statement and determined that this statement has no impact on the company's financial position, results of operations and cash flows.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), *Employers' Disclosures about Pension and Other Postretirement Benefits.* This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS 87, SFAS No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,* and SFAS 106. This Statement retains the disclosure requirements contained in SFAS 132, which it replaces. It requires additional disclosures to those in the original SFAS 132 about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The new rules also require additional disclosures in interim financial statements about the amount of net periodic benefit cost recognized and the amount of contributions paid or to be paid to a plan if significantly different from amounts previously reported. The disclosures are required to be provided separately for pension plans and for other postretirement benefit plans. The newly required annual disclosures are included in Note 13 of the Notes to Consolidated Financial Statements. The interim disclosures are required for quarters beginning after December 15, 2003.

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition,* which superceded SAB 101, *Revenue Recognition in Financial Statements.* SAB 104 updated certain interpretive guidance included in SAB 101, including the SAB 101 guidance related to multiple element revenue arrangements, to reflect the issuance of EITF 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables.* The basic revenue recognition principles of SAB 101 were largely unchanged by the issuance of SAB 104, and therefore, did not have a material impact on the company's financial position, results of operations and cash flows.

In January 2004, the FASB issued FASB Staff Position ("FSP") No. FAS 106-1, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.* FSP 106-1 permits employers who sponsor postretirement benefit plans (plan sponsors) that provide prescription drug benefits to retirees to make a one-time election to defer accounting for any effects of the Medicare, Prescription Drug, Improvement and

Modernization Act of 2003 (the "Act"). Without FSP 106-1, plan sponsors would be required under SFAS 106 to account for the effects of the Act in the fiscal period that includes December 8, 2003, the date the President signed the Act into law. For example, a calendar year plan sponsor would be required to account for the Act for the first time in its 2003 year-end financial statements if it uses a year-end measurement date, or in its financial statements for the first quarter of calendar 2004 if it uses a September 30 measurement date. If deferral is elected, the deferral must remain in effect until the earlier of (a) the issuance of guidance by the FASB on how to account for the federal subsidy to be provided to plan sponsors under the Act or (b) the remeasurement of plan assets and obligations subsequent to January 31, 2004. The company has elected to defer accounting for the effects of the Act.

INFLATION

The company is subject to the effects of changing prices and operates in an industry where product prices are very competitive and subject to downward price pressures. As a result, future increases in production costs or raw material prices could have an adverse effect on the company's business. In an effort to minimize the impact on earnings of any such increases, the company must continually manage its product costs and manufacturing processes.

FACTORS THAT MAY AFFECT FUTURE RESULTS AND INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

Statements contained in this report which are not statements of historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management, and there are a number of factors that could adversely affect the company's future operating results or cause the company's actual results to differ materially from the estimates or expectations reflected in such forward-looking statements, including without limitation, the factors set forth below:

• The company and its major competitors, many of which have significantly greater financial, marketing and/or technological resources than the company, have regularly lowered prices on their products and are expected to continue to do so. In particular, both the inkjet and laser printer markets have experienced and are expected to continue to experience significant price pressure. Price reductions on inkjet or laser products or the inability to reduce costs, including warranty costs, contain expenses or increase or maintain sales as currently expected, as well as price protection measures, could result in lower profitability and jeopardize the company's ability to grow or maintain its market share.

• The company's future operating results may be adversely affected if it is unable to continue to develop, manufacture and market products that are reliable, competitive, and meet customers' needs. The markets for laser and inkjet products and associated supplies are aggressively competitive, especially with respect to pricing and the introduction of new technologies and products offering improved features and functionality. The impact of competitive activities on the sales volumes or revenue of the company, or the company's inability to effectively deal with these competitive issues, could have a material adverse effect on the company's ability to maintain or grow retail shelf space or market share and on its financial results.

• The introduction of products by the company or its competitors, or delays in customer purchases of existing products in anticipation of new product introductions by the company or its competitors and market acceptance of new products and pricing programs, the reaction of competitors to any such new products or programs, the life cycles of the company's products, as well as delays in product development and manufacturing, and variations in the cost of component parts, may impact sales, may cause a buildup in the company's inventories, make the transition from current products to new products difficult and could adversely affect the company's future operating results. The competitive pressure to develop technology and products and to increase marketing expenditures also could cause significant changes in the level of the company's operating expenses.

• The company's performance depends in part upon its ability to successfully forecast the timing and extent of customer demand and manage worldwide distribution and inventory levels of the company and its resellers. Unexpected fluctuations in reseller inventory levels could disrupt ordering patterns and may adversely affect the company's financial results. In addition, the financial failure or loss of a key customer or reseller could have a material adverse impact on the company's financial results. The company must also be able to address production and supply constraints, particularly delays or disruptions in the supply of key components necessary for production, which may result in lost revenue or in the company incurring additional costs to meet customer demand. The company's future operating results and its ability to effectively grow or maintain its market share may be adversely affected if it is unable to address these issues on a timely basis.

• Revenue derived from international sales make up about half of the company's revenue. Accordingly, the company's future results could be adversely affected by a variety of factors, including changes in a specific country's or region's political or economic conditions, foreign currency exchange rate fluctuations, trade protection measures and unexpected changes in regulatory requirements. In addition, changes in tax laws and the ability to repatriate cash accumulated outside the United States in a tax efficient manner may adversely affect the company's financial results, investment flexibility and operations. Moreover, margins on international sales tend to be lower than those on domestic sales, and the company believes that international operations in new geographic markets will be less profitable than operations in the U.S. and European markets, in part, because of the higher investment levels for marketing, selling and distribution required to enter these markets.

• The company's effective tax rate could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates. In addition, the amount of income tax the company pays is subject to ongoing audits in various jurisdictions and a material assessment by a taxing authority could adversely affect the company's profitability.

• The company relies in large part on its international production facilities and international manufacturing partners for the manufacture of its products and key components of its products. Future operating results may be adversely affected by several factors, including, without limitation, if the company's international operations or manufacturing partners are unable to supply products reliably, if there are disruptions in international trade, disruptions at important geographic points of exit and entry, if there are difficulties in transitioning such manufacturing activities among the company, its international operations and/or its manufacturing partners, or if there arise production and supply constraints which result in additional costs to the company. The financial failure or loss of a key supplier could result in a material adverse impact on the company's financial results.

• The company markets and sells its products through several sales channels. The company has also advanced a strategy of forming alliances and OEM arrangements with many companies. The company's future operating results may be adversely affected by any conflicts that might arise between or among its various sales channels, the loss of any alliance or OEM arrangement or the loss of retail shelf space. Aggressive pricing on laser and inkjet products and/or associated supplies from customers and resellers, including, without limitation, OEM customers, could result in a material adverse impact on the company's strategy and financial results.

• Unfavorable global economic conditions may adversely impact the company's future operating results. Since the second quarter of 2001, the company has experienced weak markets for its products. Although the company has seen some indications of market improvement in the fourth quarter of 2003, continued softness in these markets and uncertainty about the timing and extent of the global economic downturn by both corporate and consumer purchasers of the company's products could result in lower demand for the company's products. Weakness in demand has resulted in intense price competition and may result in excessive inventory for the company and/or its reseller channel, which may adversely affect sales, pricing, risk of obsolescence and/or other elements of the company's operating results.

• Although the company is currently the exclusive supplier of new cartridges for its laser and inkjet products, there can be no assurance that other companies will not develop new compatible cartridges for the company's products. In addition, refill and remanufactured alternatives for some of the company's cartridges are available and compete with the company's supplies business. The company expects competitive refill and remanufacturing activity to increase. Various legal challenges and governmental activities may intensify competition for the company's aftermarket supplies business.

• The company's success depends in part on its ability to obtain patents, copyrights and trademarks, maintain trade secret protection and operate without infringing the proprietary rights of others. Current or future claims of intellectual property infringement could prevent the company from obtaining technology of others and could otherwise materially and adversely affect its operating results or business, as could expenses incurred by the company in obtaining intellectual property rights, enforcing its intellectual property rights against others or defending against claims that the company's products infringe the intellectual property rights of others. Furthermore, the imposition of copyright fees or similar fees by copyright owners or collecting societies in certain jurisdictions, primarily in Europe, could adversely affect the company's operating results or business.

• The company's inability to perform satisfactorily under service contracts for managed print services and other customer services may result in the loss of customers, loss of reputation and/or financial consequences that may have a material adverse impact on the company's financial results and strategy.

• The company depends on its information technology systems for the development, manufacture, distribution, marketing, sales and support of its products and services. Any failure in such systems, or the systems of a partner or supplier, may adversely affect the company's operating results. Furthermore, because vast quantities of the company's products flow through only a few distribution centers to provide product to various geographic regions, the failure of information technology systems or any other disruption affecting those product distribution centers could have a material adverse impact on the company's ability to deliver product and on the company's financial results.

• Terrorist attacks and the potential for future terrorist attacks have created many political and economic uncertainties, some of which may affect the company's future operating results. Future terrorist attacks, the national and international responses to such attacks, and other acts of war or hostility may affect the company's facilities, employees, suppliers, customers, transportation networks and supply chains, or may affect the company in ways that are not capable of being predicted presently.

• The entrance of additional competitors that are focused on printing solutions could further intensify competition in the inkjet and laser printer markets and could have a material adverse impact on the company's strategy and financial results.

• Factors unrelated to the company's operating performance, including the financial failure or loss of significant customers, resellers, manufacturing partners or suppliers; the outcome of pending and future litigation or governmental proceedings; and the ability to retain and attract key personnel, could also adversely affect the company's operating results. In addition, the company's stock price, like that of other technology companies, can be volatile. Trading activity in the company's common stock, particularly the trading of large blocks and intraday trading in the company's common stock, may affect the company's common stock price.

While the company reassesses material trends and uncertainties affecting the company's financial condition and results of operations in connection with the preparation of its quarterly and annual reports, the company does not intend to review or revise, in light of future events, any particular forward-looking statement contained in this report.

The information referred to above should be considered by investors when reviewing any forward-looking statements contained in this report, in any of the company's public filings or press releases or in any oral statements made by the company or any of its officers or other persons acting on its behalf. The important factors that could affect forward-looking statements are subject to change, and the company does not intend to update the foregoing list of certain important factors. By means of this cautionary note, the company intends to avail itself of the safe harbor from liability with respect to forward-looking statements that is provided by Section 27A and Section 21E referred to above.

Item 7A. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK SENSITIVITY

The market risk inherent in the company's financial instruments and positions represents the potential loss arising from adverse changes in interest rates and foreign currency exchange rates.

Interest Rates

At December 31, 2003, the fair value of the company's senior notes was estimated at $167 million using quoted market prices and yields obtained through independent pricing sources for the same or similar types of borrowing arrangements, taking into consideration the underlying terms of the debt. The fair value of the senior notes exceeded the carrying value as recorded in the Consolidated Statements of Financial Position at December 31, 2003 by approximately $18 million. Market risk is estimated as the potential change in fair value resulting from a hypothetical 10% adverse change in interest rates and amounts to approximately $2 million at December 31, 2003.

The company has interest rate swaps that serve as a fair value hedge of the company's senior notes. The fair value of the interest rate swaps at December 31, 2003 was an asset of $0.4 million. Market risk for the interest rate swaps is estimated as the potential change in fair value resulting from a hypothetical 10% adverse change in interest rates and amounts to approximately $2 million at December 31, 2003.

Foreign Currency Exchange Rates

The company employs a foreign currency hedging strategy to limit potential losses in earnings or cash flows from adverse foreign currency exchange rate movements. Foreign currency exposures arise from transactions denominated in a currency other than the company's functional currency and from foreign denominated revenue and profit translated into U.S. dollars. The primary currencies to which the company is exposed include the euro, the Canadian dollar, the Japanese yen, the British pound and other Asian and South American currencies. Exposures are hedged with foreign currency forward contracts, put options, and call options with maturity dates of less than eighteen months. The potential loss in fair value at December 31, 2003 for such contracts resulting from a hypothetical 10% adverse change in all foreign currency exchange rates is approximately $89 million. This loss would be mitigated by corresponding gains on the underlying exposures.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Lexmark International, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF EARNINGS
For the years ended December 31, 2003, 2002 and 2001
(In Millions, Except Per Share Amounts)

	2003	2002	2001
Revenue	$4,754.7	$4,356.4	$4,104.3
Cost of revenue	3,209.6	2,985.8	2,865.3
Gross profit	1,545.1	1,370.6	1,239.0
Research and development	265.7	247.9	246.2
Selling, general and administrative	685.5	617.8	593.4
Restructuring and related (reversal)/charges	—	(5.9)	58.4
Operating expense	951.2	859.8	898.0
Operating income	593.9	510.8	341.0
Interest (income)/expense, net	(0.4)	9.0	14.8
Other	0.8	6.2	8.4
Earnings before income taxes	593.5	495.6	317.8
Provision for income taxes	154.3	128.9	44.2
Net earnings	$ 439.2	$ 366.7	$ 273.6
Net earnings per share:			
Basic	$ 3.43	$ 2.85	$ 2.11
Diluted	$ 3.34	$ 2.79	$ 2.05
Shares used in per share calculation:			
Basic	128.1	128.5	129.6
Diluted	131.4	131.6	133.8

See notes to consolidated financial statements.

Lexmark International, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2003 and 2002
(In Millions, Except Par Value)

	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 744.6	$ 497.7
Marketable securities	451.5	—
Trade receivables, net of allowances of $48.1 in 2003 and $46.0 in 2002	615.4	600.3
Inventories	437.0	410.3
Prepaid expenses and other current assets	195.3	290.5
Total current assets	2,443.8	1,798.8
Property, plant and equipment, net	715.9	747.6
Other assets	290.7	261.7
Total assets	$3,450.4	$2,808.1
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	$ 1.1	$ 12.3
Accounts payable	465.7	378.5
Accrued liabilities	716.5	708.2
Total current liabilities	1,183.3	1,099.0
Long-term debt	149.3	149.2
Other liabilities	474.8	478.3
Total liabilities	1,807.4	1,726.5
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value, 1.6 shares authorized; no shares issued and outstanding	—	—
Common stock, $.01 par value:		
Class A, 900.0 shares authorized; 128.6 and 126.2 outstanding in 2003 and 2002, respectively	1.6	1.6
Class B, 10.0 shares authorized; no shares issued and outstanding	—	—
Capital in excess of par	956.4	863.5
Retained earnings	2,095.0	1,655.8
Treasury stock, at cost; 34.5 and 34.5 shares in 2003 and 2002, respectively	(1,213.5)	(1,209.6)
Accumulated other comprehensive loss	(196.5)	(229.7)
Total stockholders' equity	1,643.0	1,081.6
Total liabilities and stockholders' equity	$3,450.4	$2,808.1

See notes to consolidated financial statements.

Lexmark International, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2003, 2002 and 2001
(In Millions)

	2003	2002	2001
Cash flows from operating activities:			
Net earnings	$ 439.2	$ 366.7	$ 273.6
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	148.9	138.2	125.6
Deferred taxes	63.5	12.3	(56.4)
Restructuring and related (reversal)/charges	—	(5.9)	87.7
Other	23.7	40.8	28.8
	675.3	552.1	459.3
Change in assets and liabilities:			
Trade receivables	(15.1)	187.5	(23.8)
Trade receivables program	—	(85.0)	(85.0)
Inventories	(26.7)	44.8	(42.8)
Accounts payable	87.2	(6.2)	(41.4)
Accrued liabilities	8.3	172.8	(17.5)
Tax benefits from employee stock plans	37.2	31.3	54.7
Other assets and liabilities	(18.6)	(81.7)	(107.8)
Net cash provided by operating activities	747.6	815.6	195.7
Cash flows from investing activities:			
Purchases of property, plant and equipment	(93.8)	(111.7)	(214.4)
Purchases of marketable securities	(1,113.8)	—	—
Proceeds from marketable securities	662.3	—	—
Other	1.4	(2.1)	(0.2)
Net cash used for investing activities	(543.9)	(113.8)	(214.6)
Cash flows from financing activities:			
Increase (decrease) in short-term debt	(12.3)	5.7	11.0
Issuance of treasury stock	1.3	0.9	1.3
Purchase of treasury stock	(5.2)	(330.7)	—
Proceeds from employee stock plans	52.2	22.3	30.1
Net cash provided by (used for) financing activities	36.0	(301.8)	42.4
Effect of exchange rate changes on cash	7.2	7.0	(1.3)
Net increase in cash and cash equivalents	246.9	407.0	22.2
Cash and cash equivalents — beginning of period	497.7	90.7	68.5
Cash and cash equivalents — end of period	$ 744.6	$ 497.7	$ 90.7

See notes to consolidated financial statements.

Lexmark International, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE EARNINGS
For the years ended December 31, 2003, 2002 and 2001
(In Millions)

	Class A Common Stock		Class B Common Stock		Capital in Excess of Par
	Shares	Amount	Shares	Amount	
Balance at December 31, 2000	127.1	$1.6	—	$ —	$715.7
Comprehensive earnings					
Net earnings					
Other comprehensive earnings (loss):					
Minimum pension liability adjustment (net of related tax benefit of $35.9)					
Cash flow hedges, net of reclassifications (net of related tax benefit of S0.6)					
Translation adjustment					
Other comprehensive earnings (loss)					
Comprehensive earnings					
Long-term incentive plan compensation					1.0
Deferred stock plan compensation					4.7
Shares issued upon exercise of options	3.0				21.9
Shares issued under employee stock purchase plan	0.2				8.2
Tax benefit related to stock plans					54.7
Treasury shares purchased					
Treasury shares issued	0.1				
Balance at December 31, 2001	130.4	1.6	—	—	806.2
Comprehensive earnings					
Net earnings					
Other comprehensive earnings (loss):					
Minimum pension liability adjustment (net of related tax benefit of $61.4)					
Cash flow hedges, net of reclassifications (net of related tax liability of $1.0)					
Translation adjustment					
Other comprehensive earnings (loss)					
Comprehensive earnings					
Deferred stock plan compensation	0.1				3.7
Shares issued upon exercise of options	1.6				17.8
Shares issued under employee stock purchase plan	0.1				4.5
Tax benefit related to stock plans					31.3
Treasury shares purchased	(6.1)				
Treasury shares issued	0.1				
Balance at December 31, 2002	126.2	1.6	—	—	863.5
Comprehensive earnings					
Net earnings					
Other comprehensive earnings (loss):					
Minimum pension liability adjustment (net of related tax liability of $12.9)					
Cash flow hedges, net of reclassifications (net of related tax benefit of $4.6)					
Translation adjustment					
Other comprehensive earnings (loss)					
Comprehensive earnings					
Deferred stock plan compensation	0.2				3.5
Shares issued upon exercise of options	2.0				44.3
Shares issued under employee stock purchase plan	0.2				7.9
Tax benefit related to stock plans					37.2
Treasury shares purchased	(0.1)				
Treasury shares issued	0.1				
Balance at December 31, 2003	128.6	$1.6	—	$ —	$956.4

See notes to consolidated financial statements.

		Accumulated Other Comprehensive Earnings (Loss)				
Retained Earnings	Treasury Stock	Minimum Pension Liability	Translation Adjustment	Cash Flow Hedges	Total	Total Stockholders' Equity
$1,015.7	$ (881.1)	$ (3.6)	$(57.5)	$(13.8)	$ (74.9)	$ 777.0
273.6						273.6
		(58.4)			(58.4)	
				(1.1)	(1.1)	
			(6.8)		(6.8)	
					(66.3)	(66.3)
						207.3
						1.0
						4.7
						21.9
						8.2
						54.7
						—
(0.2)	1.3					1.1
1,289.1	(879.8)	(62.0)	(64.3)	(14.9)	(141.2)	1,075.9
366.7						366.7
		(103.0)			(103.0)	
				(6.0)	(6.0)	
			20.5		20.5	
					(88.5)	(88.5)
						278.2
						3.7
						17.8
						4.5
						31.3
	(330.7)					(330.7)
	0.9					0.9
1,655.8	(1,209.6)	(165.0)	(43.8)	(20.9)	(229.7)	1,081.6
439.2						439.2
		20.2			20.2	
				(15.6)	(15.6)	
			28.6		28.6	
					33.2	33.2
						472.4
						3.5
						44.3
						7.9
						37.2
	(5.2)					(5.2)
	1.3					1.3
$2,095.0	$(1,213.5)	$(144.8)	$(15.2)	$(36.5)	$(196.5)	$1,643.0

Lexmark International, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Millions, Except per Share Amounts)

1. ORGANIZATION AND BUSINESS

Lexmark International, Inc. ("Lexmark" or the "company") is a leading developer, manufacturer and supplier of printing solutions — including laser and inkjet printers, multifunction products, associated supplies and services — for offices and homes. The company also sells dot matrix printers for printing single and multi-part forms by business users and develops, manufactures and markets a broad line of other office imaging products. The principal customers for the company's products are dealers, retailers and distributors worldwide. The company's products are sold in over 150 countries in North and South America, Europe, the Middle East, Africa, Asia, the Pacific Rim and the Caribbean.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Foreign Currency Translation:

Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment are translated into U.S. dollars at period-end exchange rates. Income and expense accounts are translated at average exchange rates prevailing during the period. Adjustments arising from the translation of assets and liabilities are accumulated as a separate component of accumulated other comprehensive earnings in stockholders' equity.

Use of Estimates:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the company evaluates its estimates, including those related to customer programs and incentives, product returns, doubtful accounts, inventories, intangible assets, income taxes, warranty obligations, copyright fees, product royalty obligations, restructurings, pension and other postretirement benefits, and contingencies and litigation. The company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Cash Equivalents:

All highly liquid investments with an original maturity of three months or less at the company's date of purchase are considered to be cash equivalents.

Marketable Securities:

The company evaluates its marketable securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* and classifies these investments as held-to-maturity, trading or available-for-sale. Based on the company's expected holding period, the company has classified all of its marketable securities as available-for-sale and reported these investments in the Consolidated Statements of Financial Position as current assets. The company reports its available-for-sale marketable securities at fair value with unrealized gains or losses recorded on the accumulated other comprehensive earnings (loss) line in the Consolidated Statements of Financial Position. Realized gains or losses are included in net earnings and are derived using the specific identification method for determining the cost of the securities.

Fair Value of Financial Instruments:

The financial instruments of the company consist mainly of cash and cash equivalents, marketable securities, trade receivables, short-term debt, long-term debt and derivatives. The fair value of cash and cash equivalents, trade receivables and short-term debt approximates their carrying values due to the relatively short-term nature of the instruments. The fair value of marketable securities approximates the company's amortized cost, due to the frequent resetting of interest rates resulting in repricing of the investments. The fair value of long-term debt is based on current rates available to the company for debt with similar characteristics. The fair value of derivative financial instruments is based on quoted market prices of comparable instruments or, if none are available, on pricing models or formulas using current assumptions.

Inventories:

Inventories are stated at the lower of average cost or market. The company considers all raw materials to be in production upon their receipt.

Property, Plant and Equipment:

Property, plant and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Property, plant and equipment accounts are relieved of the cost and related accumulated depreciation when assets are disposed of or otherwise retired.

Internal Use Software Costs:

The company capitalizes direct costs incurred during the application development and implementation stages for developing, purchasing, or otherwise acquiring software for internal use. These software costs are included in property, plant and equipment in the Consolidated Statements of Financial Position and are depreciated over the estimated useful life of the software, generally three years. All costs incurred during the preliminary project stage are expensed as incurred.

Goodwill and Other Intangible Assets:

The company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, the assets must be reviewed at least annually for impairment. The company annually reviews its goodwill for impairment and currently does not have any indefinite-lived intangible assets. The company's goodwill and intangible assets are immaterial, and therefore are not separately presented in the Consolidated Statements of Financial Position.

Long-Lived Assets:

The company performs reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If future expected undiscounted cash flows are insufficient to recover the carrying value of the assets, then an impairment loss is recognized based upon the excess of the carrying value of the asset over the anticipated cash flows on a discounted basis. The company also reviews any legal and contractual obligations associated with the retirement of its long-lived assets and records assets and liabilities, as necessary, related to the cost of such obligations.

Warranty Reserves:

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* The disclosure requirements of FIN 45, which are effective for financial statements of interim or annual periods ending after December 15, 2002, are included below and in Note 7 of the Notes to Consolidated Financial Statements.

The company provides for the estimated cost of product warranties at the time revenue is recognized. The reserve for product warranties is based on the quantity of units sold under warranty, estimated product failure rates, and material usage and service delivery costs. The estimates for product failure rates and material usage and service delivery costs are periodically adjusted based on actual results. For extended warranty programs, the company defers revenue in short-term and long-term liability accounts (based on the extended warranty contractual period) for amounts invoiced to customers for these programs and recognizes the revenue ratably over the contractual period. Costs associated with extended warranty programs are expensed as incurred.

Revenue Recognition:

<u>Accounting Changes</u>

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition,* which superceded SAB 101, *Revenue Recognition in Financial Statements.* SAB 104 updated certain interpretive guidance included in SAB 101, including the SAB 101 guidance related to multiple element revenue arrangements, to reflect the issuance by the Emerging Issues Task Force ("EITF") of EITF 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables.* The basic revenue recognition principles of SAB 101 were largely unchanged by the issuance of SAB 104, and therefore, did not have a material impact on the company's financial position, results of operations or cash flows.

In November 2002, the EITF issued EITF 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables,* which addresses revenue recognition accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. The provisions of this pronouncement were effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The company accounts for arrangements with multiple revenue-generating activities in accordance with EITF 00-21, as described in the following subsection on multiple element revenue arrangements.

In 2001, the EITF reached a consensus that consideration from a vendor to a purchaser of the vendor's products should be characterized as a reduction in revenue as stated in EITF 00-25, *Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products,* and clarified in EITF 01-9. This EITF consensus was effective for annual or interim financial statements beginning after December 5, 2001, with reclassification required for comparative prior periods. The company adopted this EITF as required in 2002 and the adoption of this statement had no impact on the company's net earnings, financial position or cash flows, but did result in a reclassification of certain prior year reported amounts to conform to the current year's presentation. Both revenue and selling, general and administrative expense for the twelve months ended December 31, 2001 were reduced by approximately $38.5 million, as a result of this reclassification.

General

The company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. The following are the policies applicable to Lexmark's major categories of revenue transactions:

Products

Revenue from product sales, including sales to distributors and resellers, is recognized when title and risk of loss transfer to the customer, generally when the product is shipped to the customer. When other significant obligations remain after products are delivered, revenue is recognized only after such obligations are fulfilled. At the time revenue is recognized, the company provides for the estimated cost of post-sales support, principally product warranty, and reduces revenue for estimated product returns. Additionally, the company records estimated reductions to revenue at the time of sale for customer programs and incentive offerings including special pricing agreements, promotions and other volume-based incentives. Estimated reductions in revenue are based upon historical trends and other known factors at the time of sale. In addition, the company provides price protection to substantially all of its reseller customers. The company records reductions to revenue for the estimated impact of price protection when price reductions to resellers are anticipated.

Services

Revenue from support or maintenance contracts, including extended warranty programs, is recognized ratably over the contractual period. Amounts invoiced to customers in excess of revenue recognized on support or maintenance contracts are recorded as deferred revenue until the appropriate revenue recognition criteria are met. Revenue for time and material contracts is recognized as the services are performed.

Multiple Element Revenue Arrangements

The company enters into transactions that include multiple elements, such as a combination of products and services. Revenue for these arrangements is allocated to each element based on its relative fair value and is recognized when the revenue recognition criteria for each element have been met. Relative fair value may be determined by the price of an element if it were sold on a stand-alone basis (referred to as vendor-specific objective evidence ("VSOE")). In the absence of VSOE, third party evidence (competitors' prices of comparable products or services) is used to determine relative fair value.

Advertising Costs:

The company expenses advertising costs when incurred. Advertising expense was approximately $80.7 million, $76.2 million and $78.1 million in 2003, 2002 and 2001, respectively.

Pension and Postretirement Benefits:

The company accounts for its defined benefit pension plans and its non-pension postretirement benefit plans using actuarial models required by SFAS No. 87, *Employers' Accounting for Pensions*, and SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*, respectively. Liabilities are computed using the projected unit credit method. The objective under this method is to expense each participant's benefits under the plan as they accrue, taking into consideration future salary increases and the plan's benefit allocation formula. Thus, the total pension to which each participant is expected to become entitled is broken down into units, each associated with a year of past or future credited service.

The discount rate assumption for the pension and postretirement benefit plans reflects the rates available on high-quality fixed-income investments at December 31 each year. The company's assumed long-term rate of return on plan assets is based on long-term historical actual return information, the mix of investments that comprise plan assets and future estimates of long-term investment returns by reference to external sources. Differences between actual and expected asset returns are recognized in the market-related value of plan assets over five years. The rate of compensation increase is determined by the company based upon its long-term plans for such increases. The company's funding policy for its pension plans is to fund minimum amounts according to the regulatory requirements under which the plans operate. From time to time, the company may choose to fund amounts in excess of the minimum for various reasons.

The company accrues for the cost of providing postretirement benefits such as medical and life insurance coverage over the active service period of the employee. These benefits are funded by the company when paid.

Stock-Based Compensation:

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure* — an Amendment of SFAS 123, which provides alternative methods for a voluntary change to the fair value method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS 123. The company has elected to continue to account for its stock-based employee compensation plans under APB Opinion 25, *Accounting for Stock Issued to Employees*, and related interpretations. The following disclosures are provided in accordance with SFAS 148.

The company has various stock-based employee compensation plans, which are described in Note 12 of the Notes to Consolidated Financial Statements. No stock-based employee compensation cost is reflected in net earnings as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

	Year Ended December 31		
	2003	**2002**	**2001**
Net earnings, as reported	$439.2	$366.7	$273.6
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(39.8)	(32.8)	(27.8)
Pro forma net income	$399.4	$333.9	$245.8
Net earnings per share:			
Basic — as reported	$ 3.43	$ 2.85	$ 2.11
Basic — pro forma	$ 3.12	$ 2.60	$ 1.90
Diluted — as reported	$ 3.34	$ 2.79	$ 2.05
Diluted — pro forma	$ 3.04	$ 2.54	$ 1.84

Income Taxes:

The provision for income taxes is computed based on pre-tax income included in the statements of earnings. The company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Derivatives:

The company accounts for derivative instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities,* which amended certain portions of SFAS 133. These statements require that all derivatives, including foreign currency exchange contracts, be recognized in the statement of financial position at their fair value. Derivatives that are not hedges must be recorded at fair value through earnings. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of underlying assets or liabilities through earnings or recognized in other comprehensive earnings until the underlying hedged item is recognized in earnings. Any ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Net Earnings Per Share:

Basic net earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the reported period. The calculation of diluted net earnings per share is similar to basic, except that the weighted average number of shares outstanding includes the additional dilution from potential common stock such as stock options and stock under long-term incentive plans.

Other Comprehensive Earnings (Loss):

Other comprehensive earnings (loss) refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States of America are included in comprehensive earnings (loss) but are excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity, net of tax. The company's other comprehensive earnings (loss) is composed of deferred gains and losses on cash flow hedges, foreign currency translation adjustments and adjustments made to recognize additional minimum liabilities associated with the company's defined benefit pension plans.

Segment Data:

The company manufactures and sells a variety of printing products and related supplies and services. The company is primarily managed along business and consumer market segments. Refer to Note 17 of the Notes to Consolidated Financial Statements for additional information regarding the company's reportable segments.

Recent Accounting Pronouncements:

In January 2003, the FASB issued FIN 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.* FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued FIN 46-R, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (revised December 2003),* which replaces FIN 46. FIN 46-R incorporates certain modifications to FIN 46 adopted by the FASB subsequent to the issuance of FIN 46, including modifications to the scope of FIN 46. Additionally, FIN 46-R also incorporates much of the guidance previously issued in the form of FASB Staff Positions. For all special purpose entities ("SPEs") created prior to February 1, 2003, public entities must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. The company has evaluated the provisions of this interpretation and determined that the interpretation has no impact on its financial position, results of operations and cash flows.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities.* SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003. The company has evaluated the provisions of this statement and determined that this statement has no impact on the company's financial position, results of operations and cash flows.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), *Employers' Disclosures about Pension and Other Postretirement Benefits.* This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS 87, SFAS No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,* and SFAS 106. This Statement retains the disclosure requirements contained in SFAS 132, which it replaces. It requires additional disclosures to those in the original SFAS 132 about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The new rules also require additional disclosures in interim financial statements about the amount of net periodic benefit cost recognized and the amount of contributions paid or to be paid to a plan if significantly different from amounts previously reported. The disclosures are required to be provided separately for pension plans and for other postretirement benefit plans. The newly required annual disclosures are included in Note 13 of the Notes to Consolidated Financial Statements. The interim disclosures are required for quarters beginning after December 15, 2003.

In December 2003, the Securities and Exchange Commission issued SAB 104, *Revenue Recognition,* which superceded SAB 101, *Revenue Recognition in Financial Statements.* SAB 104 updated certain interpretive guidance included in SAB 101, including the SAB 101 guidance related to multiple element revenue arrangements, to reflect the issuance of EITF 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables.* The basic revenue recognition principles of SAB 101 were largely unchanged by the issuance of SAB 104, and therefore, did not have a material impact on the company's financial position, results of operations and cash flows.

In January 2004, the FASB issued FASB Staff Position ("FSP") No. FAS 106-1, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.* FSP 106-1 permits employers who sponsor postretirement benefit plans (plan sponsors) that provide prescription drug benefits to retirees to make a one-time election to defer accounting for any effects of the Medicare, Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). Without FSP 106-1, plan sponsors would be required under SFAS 106 to account for the effects of the Act in the fiscal period that includes December 8, 2003, the date the President signed the Act into law. For example, a calendar year plan sponsor would be required to account for the Act for the first time in its 2003 year-end financial statements if it uses a year-end measurement date, or in its financial statements for the first quarter of calendar 2004 if it uses a September 30 measurement date. If deferral is elected, the deferral must remain in effect until the earlier of (a) the issuance of guidance by the FASB on how to account for the federal subsidy to be provided to plan sponsors under the Act or (b) the remeasurement of plan assets and obligations subsequent to January 31, 2004. The company has elected to defer accounting for the effects of the Act.

Reclassifications:

Certain prior year amounts have been reclassified, if applicable, to conform to the 2003 presentation.

3. MARKETABLE SECURITIES

During September 2003, the company began investing in marketable securities. The company evaluated its marketable securities in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, and determined that all of its investments in marketable securities to date should be classified as available-for-sale and reported at fair value, with unrealized gains and losses recorded in other comprehensive earnings (loss). The fair value of the company's available-for-sale marketable securities approximates the company's amortized cost. As of December 31, 2003, there were no realized or unrealized gains or losses related to marketable securities. The company expects to use the specific identification method when accounting for the costs of its available-for-sale marketable securities as sold.

At December 31, 2003, the company's available-for-sale marketable securities consisted of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Municipal debt securities	$ 81.4	$ —	$ —	$ 81.4
Preferred securities	370.1	—	—	370.1
Total marketable securities	$451.5	$ —	$ —	$451.5

Although contractual maturities of the company's debt securities are generally greater than one year, the investments are classified as current assets in the Consolidated Statements of Financial Position due to the company's expected holding period of less than one year. The contractual maturities of the company's available-for-sale marketable debt securities noted above were as follows:

	Amortized Cost	Estimated Fair Value
Due in less than one year	$ —	$ —
Due in 1 – 5 years	—	—
Due after 5 years	81.4	81.4
Total available-for-sale marketable debt securities	$81.4	$81.4

4. RECEIVABLES

The company's trade receivables are reported in the Consolidated Statements of Financial Position net of allowances for doubtful accounts and product returns.

In the U.S., the company sells its receivables to its wholly-owned subsidiary, Lexmark Receivables Corporation ("LRC"), which then sells the receivables to an unrelated third party. The financial results of LRC are included in the company's consolidated financial results. LRC is a separate legal entity with its own separate creditors who, in a liquidation of LRC, would be entitled to be satisfied out of LRC's assets prior to any value in LRC becoming available for equity claims of the company. The company accounts for the transfers of receivables as sales transactions.

In October 2001, the company entered into an agreement to sell its U.S. trade receivables on a limited recourse basis that allowed for a maximum amount of financing availability of $225.0 million. In October 2003, the agreement was amended and the maximum amount of U.S.

trade receivables to be sold was decreased to $200.0 million. As collections reduce previously sold receivables, the company may replenish these with new receivables. The company bears a limited risk of bad debt losses on U.S. trade receivables sold, since the company over-collateralizes the receivables sold with additional eligible receivables. The company addresses this risk of loss in its allowance for doubtful accounts. Receivables sold may not include amounts over 90 days past due or concentrations over certain limits with any one customer. This facility contains customary affirmative and negative covenants as well as specific provisions related to the quality of the accounts receivables sold. The facility expires in October 2004, and required annual renewal of commitments in October 2002 and 2003. At December 31, 2003 and 2002, the facility had no U.S. trade receivables sold and outstanding.

Expenses incurred under this program totaling $0.3 million, $1.3 million, and $7.1 million for 2003, 2002 and 2001, respectively, are included on the other expense line in the Consolidated Statements of Earnings.

5. INVENTORIES

Inventories consisted of the following at December 31:

	2003	2002
Work in process	$139.4	$121.0
Finished goods	297.6	289.3
	$437.0	$410.3

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at December 31:

	Useful Lives (Years)	2003	2002
Land and improvements	20	$ 22.5	$ 22.2
Buildings and improvements	10-35	380.9	358.7
Machinery and equipment	5-10	812.5	793.2
Information systems, furniture and other	3-7	168.0	187.4
Internal use software	3	73.3	39.6
		1,457.2	1,401.1
Less accumulated depreciation		741.3	653.5
		$ 715.9	$ 747.6

Depreciation expense was $148.1 million, $137.5 million and $125.3 million for 2003, 2002 and 2001, respectively.

During the third quarter of 2002, the company recorded an asset impairment write-off of approximately $15.8 million related to the abandonment of a customer relationship management software project which had encountered software implementation and integration issues. The project was never implemented and, after it was determined that it would not meet the company's needs, it was abandoned and the in-process capital was written off. The third quarter asset impairment write-off was determined in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* and was included on the cost of revenue line in the Consolidated Statements of Earnings. The fair value of the asset was determined to be zero, since it was customized for the company and therefore, had no commercial value.

7. ACCRUED LIABILITIES

Accrued liabilities consisted of the following at December 31:

	2003	2002
Compensation	$142.3	$119.4
Warranty	81.0	62.9
Marketing programs	66.9	60.5
Deferred revenue	59.9	53.9
Derivative liabilities	50.0	57.4
Income taxes payable	39.3	97.0
Value added taxes	34.9	32.1
Fixed assets	23.2	30.7
Restructuring reserve	—	4.7
Other	219.0	189.6
	$716.5	$708.2

In accordance with the disclosure requirements of FIN 45, changes in the company's aggregate warranty liability, which includes both warranty and extended warranty (deferred revenue), are presented below.

	2003	2002
Balance at January 1	$147.0	$122.0
Accruals for warranties issued	235.7	216.8
Accruals related to pre-existing warranties (including amortization of deferred revenue for extended warranties and changes in estimates)	(41.6)	(36.2)
Settlements made (in cash or in kind)	(168.4)	(155.6)
Balance at December 31	$172.7	$147.0

Both warranty and the short-term portion of extended warranty are included on the accrued liabilities line in the Consolidated Statements of Financial Position. The long-term portion of extended warranty is included on the other liabilities line in the Consolidated Statements of Financial Position.

8. DEBT

The company has outstanding $150.0 million principal amount of 6.75% senior notes due May 15, 2008, which was initially priced at 98.998%, to yield 6.89% to maturity. A balance of $149.3 million (net of unamortized discount of $0.7 million) was outstanding at December 31, 2003. At December 31, 2002, the balance was $149.2 million (net of unamortized discount of $0.8 million). The senior notes contain typical restrictions on liens, sale leaseback transactions, mergers and sales of assets. There are no sinking fund requirements on the senior notes and they may be redeemed at any time at the option of the company, at a redemption price as described in the related indenture agreement, as supplemented and amended, in whole or in part.

During October 2003, the company entered into interest rate swap contracts to convert its $150.0 million principal amount of 6.75% senior notes from a fixed interest rate to a variable interest rate. Interest rate swaps with a notional amount of $150.0 million were executed whereby the company will receive interest at a fixed rate of 6.75% and pay interest at a variable rate of approximately 2.76% above the six-month London Interbank Offered Rate ("LIBOR"). These interest rate swaps have a maturity date of May 15, 2008, which is equivalent to the maturity date of the senior notes.

Effective May 29, 2002, the company entered into a new $500 million unsecured, revolving credit facility with a group of banks, including a $200 million 364-day portion and a $300 million 3-year portion. Upon entering into the new credit agreement, the company terminated the prior $300 million unsecured, revolving credit facility that was due to expire on January 27, 2003. There were no amounts outstanding under the prior facility upon its termination.

Under the credit facility, the company may borrow in dollars, euros and certain other currencies. The interest rate ranges from 0.35% to 1.25% above the LIBOR for borrowings denominated in U.S. dollars, the Eurocurrency Interbank Offered Rate ("EURIBOR") for borrowings denominated in euros, or other relevant international interest rate for borrowings denominated in another currency. The interest rate spread is based upon the company's debt ratings. In addition, the company is required to pay a facility fee on the $500 million line of credit of 0.075% to 0.25% based upon the company's debt ratings. The interest and facility fees are payable quarterly.

The credit agreement contains customary default provisions, leverage and interest coverage restrictions and certain restrictions on secured and subsidiary debt, disposition of assets, liens and mergers and acquisitions. The 364-day portion of the $500 million credit facility had a maturity date of May 28, 2003. During May 2003, each lender approved the extension of the $200 million 364-day portion of the revolving credit facility with a new maturity date of May 26, 2004. The 3-year portion of the credit facility has a maturity date of May 29, 2005. Any amounts outstanding under the credit facility are due according to the applicable maturity dates noted above. As of December 31, 2003 and 2002, there were no amounts outstanding under the credit facility.

The company's Brazilian operation has a short-term, uncommitted line of credit with an outstanding balance of $1.1 million and $9.3 million at December 31, 2003 and 2002, respectively. The interest rate on this line of credit varies based upon the local prevailing interest rates at the time of borrowing, and averaged approximately 25% and 19%, during 2003 and 2002, respectively.

During 2002, the company's operation in the People's Republic of China entered into a short-term, uncommitted revolving loan facility. As of December 31, 2003, there were no amounts outstanding under this facility and as of December 31, 2002, a balance of $3.0 million was outstanding under this facility. The interest rate on this facility varies based upon the local prevailing interest rates at the time of borrowing. While no amounts were outstanding under this facility at December 31, 2003, it was utilized during 2003 and the interest rate averaged approximately 5% during 2003 and 2002.

In February 2001, the company filed a shelf registration statement with the Securities and Exchange Commission to register $200 million of debt securities. Due to the company's strong cash position, in early 2004 the company determined that it did not plan to utilize the shelf registration, and on January 28, 2004, withdrew its registration pursuant to the rules and regulations of the Securities and Exchange Commission.

Total cash paid for interest amounted to $11.1 million, $12.6 million and $14.3 million in 2003, 2002 and 2001, respectively.

The components of interest (income)/expense, net in the Consolidated Statements of Earnings were as follows:

	2003	2002	2001
Interest income	$(12.9)	$(3.6)	$(1.7)
Interest expense	12.5	12.6	16.5
Total	$ (0.4)	$ 9.0	$14.8

9. INCOME TAXES

The provision for income taxes consisted of the following:

	2003	2002	2001
Current:			
Federal	$ 28.3	$ 63.7	$ 48.4
Non-U.S.	56.8	44.9	46.5
State and local	5.7	8.0	5.7
	90.8	116.6	100.6
Deferred:			
Federal	62.5	21.6	(60.3)
Non-U.S.	(3.4)	(10.2)	6.2
State and local	4.4	0.9	(2.3)
	63.5	12.3	(56.4)
Provision for income taxes	$154.3	$128.9	$ 44.2

Earnings before income taxes were as follows:

	2003	2002	2001
U.S.	$308.6	$275.3	$168.6
Non-U.S.	284.9	220.3	149.2
Earnings before income taxes	$593.5	$495.6	$317.8

The company realized an income tax benefit from the exercise of certain stock options in 2003, 2002 and 2001 of $37.2 million, $31.3 million and $54.7 million, respectively. This benefit resulted in a decrease in current income taxes payable and an increase in capital in excess of par.

In 2001, the company reached resolution with the Internal Revenue Service ("IRS") on certain adjustments related to the intercompany allocation of profits. As a result of this resolution, the company reversed previously accrued taxes, reducing the tax provision in the fourth quarter of 2001 by $40.0 million or $0.30 per share.

Significant components of deferred income tax assets and (liabilities) at December 31 were as follows:

	2003	2002
Deferred tax assets:		
Tax loss carryforwards	$ 3.0	$ 4.7
Credit carryforward	—	12.5
Inventories	22.5	20.0
Restructuring accrual	—	1.4
Pension	93.2	98.7
Warranty	11.7	26.0
Bad debt provision	2.5	3.9
Postretirement benefits	20.2	19.9
Other	19.9	20.5
Deferred tax liabilities:		
Pension	(66.3)	(21.0)
Property, plant and equipment	(52.6)	(56.0)
Net deferred tax assets	$ 54.1	$130.6

The company has non-U.S. tax loss carryforwards of $3.0 million, which have an indefinite carryforward period.

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries. Undistributed earnings of non-U.S. subsidiaries included in the consolidated retained earnings were approximately $843.2 million. The company does not plan to initiate any action that would precipitate the payment of income taxes. It is not practicable to estimate the amount of additional tax that may be payable on the foreign earnings.

The IRS has completed its examination of the company's income tax returns for all years through 1996. As of December 31, 2003, the IRS was in the process of examining the company's income tax returns for the years 1997 through 2001. Additionally, the company and its subsidiaries are subject to tax examinations in various states and foreign jurisdictions. The company believes that adequate amounts of taxes and related interest have been provided for any adjustments that may result from these examinations.

A reconciliation of the provision for income taxes using the U.S. statutory rate and the company's effective tax rate was as follows:

	2003		2002		2001	
	Amount	%	Amount	%	Amount	%
Provision for income taxes at statutory rate	$207.7	35.0%	$173.4	35.0%	$111.3	35.0%
State and local income taxes, net of federal tax benefit	10.1	1.7	8.0	1.6	5.7	1.8
Foreign tax differential	(55.0)	(9.3)	(49.8)	(10.0)	(29.9)	(9.4)
Research and development credit	(9.5)	(1.6)	(10.5)	(2.1)	(11.0)	(3.5)
Extraterritorial income exclusion	(1.0)	(0.2)	(3.8)	(0.8)	(4.1)	(1.3)
Reversal of previously accrued taxes	—	—	—	—	(40.0)	(12.6)
Other	2.0	0.4	11.6	2.3	12.2	3.9
Provision for income taxes	$154.3	26.0%	$128.9	26.0%	$ 44.2	13.9%

Cash paid for income taxes was $90.4 million, $94.5 million and $32.1 million in 2003, 2002 and 2001, respectively.

10. STOCKHOLDERS' EQUITY

The Class A common stock is voting and exchangeable for Class B common stock in very limited circumstances. The Class B common stock is non-voting and is convertible, subject to certain limitations, into Class A common stock.

At December 31, 2003, approximately 712.7 million and 1.8 million shares of Class A and Class B common stock were unissued and unreserved. These shares are available for a variety of general corporate purposes, including future public offerings to raise additional capital and for facilitating acquisitions.

In July 2002, the company received authorization from the board of directors to repurchase an additional $200 million of its Class A common stock for a total repurchase authority of $1.4 billion. At December 31, 2003, there was approximately $183 million of share repurchase authority remaining. This repurchase authority allows the company, at management's discretion, to selectively repurchase its stock from time to time in the open market or in privately negotiated transactions depending upon market price and other factors. During 2003, the company repurchased approximately 0.1 million shares in the open market at prices ranging from $71.51 per share to $74.30 per share for a cost of approximately $5 million. As of December 31, 2003, the company had repurchased approximately 34.8 million shares at prices ranging from $10.63 per share to $105.38 per share for an aggregate cost of approximately $1.2 billion. As of December 31, 2003, the company had reissued 0.3 million shares of previously repurchased shares in connection with certain of its employee benefit programs. As a result of these issuances, the net treasury shares outstanding at December 31, 2003 were 34.5 million.

In 1998, the company's board of directors adopted a stockholder rights plan (the "Rights Plan") which provides existing stockholders with the right to purchase one one-thousandth (0.001) of a share of Series A Junior Participating preferred stock for each share of Class A and Class B common stock held in the event of certain changes in the company's ownership. The rights will expire on January 31, 2009, unless earlier redeemed by the company.

11. EARNINGS PER SHARE

The following table presents a reconciliation of the numerators and denominators of the basic and diluted net earnings per share calculations for the years ended December 31:

	2003	2002	2001
Numerator:			
Net earnings	$439.2	$366.7	$273.6
Denominator:			
Weighted average shares used to compute basic EPS	128.1	128.5	129.6
Effect of dilutive securities			
Stock options	3.3	3.1	4.2
Long-term incentive plan	—	—	—
Weighted average shares used to compute diluted EPS	131.4	131.6	133.8
Basic net earnings per share	$ 3.43	$ 2.85	$ 2.11
Diluted net earnings per share	$ 3.34	$ 2.79	$ 2.05

Stock options to purchase 1.4 million common shares in 2003, 2.1 million common shares in 2002, and 1.9 million common shares in 2001 were outstanding, but were not included in the computation of diluted net earnings per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would have been antidilutive.

12. STOCK INCENTIVE PLANS

The company has various stock incentive plans to encourage employees and nonemployee directors to remain with the company and to more closely align their interests with those of the company's stockholders. Under the employee plans, as of December 31, 2003 approximately 8.7 million shares of Class A common stock are reserved for future grants in the form of stock options, stock appreciation rights, restricted stock, performance shares or deferred stock units (of which up to 3.1 million shares can be used for restricted stock, performance shares and deferred stock units). Under the nonemployee director plan, as of December 31, 2003 approximately 0.2 million shares of Class A common stock are reserved for future grants in the form of stock options and deferred stock units. As of December 31, 2003, awards under the programs have been limited to stock options, restricted stock, performance shares and deferred stock units.

The exercise price of options awarded under stock option plans is equal to the fair market value of the underlying common stock on the date of grant. Generally options expire ten years from the date of grant and generally become fully vested at the end of five years based upon continued employment or the completion of three years of service on the board of directors. In some cases, option vesting and exercisability may be accelerated due to the achievement of performance objectives.

The company applies APB Opinion 25, and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock, performance-based awards and deferred stock units. Refer to significant accounting policies — stock-based compensation in Note 2 of the Notes to Consolidated Financial Statements for the effects on net earnings and earnings per share had the company applied the fair value methodology prescribed under SFAS 123, as amended by SFAS 148.

The weighted average fair value of options granted during 2003, 2002 and 2001 was $25.94, $24.14 and $23.02 per share, respectively.

The fair value of each option grant on the grant date was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001
Expected dividend yield	—	—	—
Expected stock price volatility	47%	50%	48%
Weighted average risk-free interest rate	2.9%	4.2%	4.9%
Weighted average expected life of options (years)	4.7	4.8	4.9

A summary of the status of the company's stock option plans as of December 31, 2003, 2002 and 2001 and changes during the years then ended is presented below:

	Options (in millions)	Weighted Average Exercise Price
Outstanding at December 31, 2000	13.1	$32.88
Granted	4.0	48.09
Exercised	(3.2)	9.01
Forfeited or canceled	(0.6)	48.88
Outstanding at December 31, 2001	13.3	42.44
Granted	2.5	51.20
Exercised	(1.8)	15.80
Forfeited or canceled	(0.8)	59.29
Outstanding at December 31, 2002	13.2	46.73
Granted	2.5	60.44
Exercised	(2.4)	28.28
Forfeited or canceled	(0.7)	58.41
Outstanding at December 31, 2003	12.6	$52.26

As of December 31, 2003, 2002 and 2001 there were 5.0 million, 5.4 million and 5.0 million options exercisable, respectively.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding (in millions)	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable (in millions)	Weighted Average Exercise Price
$ 5.67 to $ 12.50	0.8	2.1 years	$ 10.06	0.8	$ 10.06
12.69 to 43.06	1.6	4.2	21.04	1.5	20.02
43.38 to 50.08	2.8	7.1	47.58	0.4	49.56
50.11 to 58.39	3.0	7.1	51.23	1.1	52.08
58.42 to 87.06	3.2	8.2	61.46	0.6	65.85
88.25 to 130.06	1.2	6.1	110.11	0.6	110.12
$ 5.67 to $130.06	12.6	6.6	$ 52.26	5.0	$ 44.54

As of December 31, 2003, the company had granted approximately 500,000 restricted stock units and supplemental deferred stock units with various vesting periods. During 2003, 2002, and 2001, respectively, the company granted 50,000, 29,000 and 140,000 restricted stock units and supplemental deferred stock units with weighted average grant prices of $60.78, $52.02 and $49.98. As of December 31, 2003, there were approximately 246,000 restricted stock units and supplemental deferred stock units outstanding. The cost of the awards, determined to be the fair market value of the shares at the date of grant, is charged to compensation expense ratably over the vesting periods.

The company has also issued approximately 337,000 deferred stock units to certain members of management who have elected to defer all or a portion of their annual bonus into such units and to certain nonemployee directors who elected to defer all or a portion of their annual retainer, chair retainer and/or meeting fees into such units. These deferred stock units are 100% vested at all times. As of December 31, 2003, there were approximately 203,000 such deferred stock units outstanding.

In addition, the company awarded approximately 134,000 performance shares, the vesting of which was based on the attainment of certain performance goals by the end of the four year period 1997 through 2000. Based on the certification in early 2001 that such performance goals were satisfied, the shares were fully vested but receipt of these shares was deferred by the grantees. In January 2003, 113,000 of these shares were issued and 21,000 shares were further deferred until February 2005. The compensation expense in connection with the performance shares was estimated over the four year period based on the fair market value of the shares during that period. In order to mitigate the impact of stock price changes on compensation expense, the company entered into a forward equity contract on its common stock during 2000 which was settled in cash in 2001.

The company recorded compensation expense of $2.1 million, $3.0 million and $4.4 million in 2003, 2002 and 2001, respectively, related to these stock incentive plans.

The company also has an Employee Stock Purchase Plan ("ESPP") which enables substantially all regular employees to purchase full or fractional shares of Lexmark Class A common stock through payroll deductions of up to 10% of eligible compensation. Effective July 1, 2002, the ESPP was amended whereby the share price paid by an employee changed from 85% of the closing market price on the last business day of each month, to 85% of the lesser of the closing market price on (i) the last business day immediately preceding the first day of the respective offering period and (ii) the last business day of the respective offering period. The current plan provides semi-annual offering periods beginning each January 1 and July 1. During 2003, 2002 and 2001, employees paid the company $7.9 million, $4.5 million and $8.2 million, respectively, to purchase approximately 0.2 million shares, 0.1 million shares and 0.2 million shares, respectively. As of December 31, 2003, there were approximately 2.4 million shares of Class A common stock reserved for future purchase under the ESPP.

13. EMPLOYEE PENSION AND POSTRETIREMENT PLANS

The company and its subsidiaries have defined benefit and defined contribution pension plans that cover a majority of its regular employees, and a supplemental plan that covers certain executives. Medical, dental and life insurance plans for retirees are provided by the company and certain of its non-U.S. subsidiaries. Plan assets are invested in equity securities, government and agency securities, corporate debt and annuity contracts.

The non-U.S. pension plans are not significant and use economic assumptions similar to the U.S. pension plan and therefore are not shown separately in the following disclosures. The changes in the defined benefit plan obligations and plan assets for 2003 and 2002 were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2003	2002	2003	2002
Change in Benefit Obligation:				
Benefit obligation at beginning of year	$ 642.9	$ 575.2	$ 52.2	$ 41.2
Service cost	13.5	12.7	1.9	2.2
Interest cost	40.4	40.2	3.1	3.1
Contributions by plan participants	0.4	0.4	1.7	1.2
Actuarial loss (gain)	21.8	52.3	(0.9)	8.8
Benefits paid	(35.2)	(44.3)	(4.0)	(2.7)
Foreign currency exchange rate changes	13.9	11.1	—	—
Plan amendments	3.6	(4.7)	(1.0)	—
Settlement or curtailment gains	(1.4)	—	—	(1.6)
Benefit obligation at end of year	699.9	642.9	53.0	52.2
Change in Plan Assets:				
Fair value of plan assets at beginning of year	416.8	455.9	—	—
Actual return on plan assets	101.9	(58.9)	—	—
Contributions by the employer	114.6	56.7	2.3	1.5
Benefits paid	(35.2)	(44.3)	(4.0)	(2.7)
Foreign currency exchange rate changes	8.3	7.0	—	—
Contributions by plan participants	0.4	0.4	1.7	1.2
Settlement or curtailment losses	(1.7)	—	—	—
Fair value of plan assets at end of year	605.1	416.8	—	—
Funded status	(94.8)	(226.1)	(53.0)	(52.2)
Unrecognized actuarial net loss	259.0	295.6	6.2	7.0
Unrecognized prior service benefit related to plan changes	(12.3)	(14.3)	(1.8)	(3.3)
Net amount recognized	$ 151.9	$ 55.2	$(48.6)	$(48.5)
Amounts recognized in the Consolidated Statements of Financial Position:				
Prepaid pension assets	$ 180.5	$ 76.8	$ —	$ —
Accrued benefit liabilities	(261.4)	(287.6)	(48.6)	(48.5)
Intangible asset	1.5	1.7	—	—
Accumulated other comprehensive loss, net of tax	144.8	165.0	—	—
Deferred tax assets	86.5	99.3	—	—
Net amount recognized	$ 151.9	$ 55.2	$(48.6)	$(48.5)
Weighted-average assumptions used to determine benefit obligations at December 31:				
Discount rate	6.1%	6.4%	6.3%	6.5%
Rate of compensation increase	3.9%	3.9%	4.0%	4.0%

	Pension Benefits			Other Postretirement Benefits		
	2003	2002	2001	2003	2002	2001
Components of Net Periodic Cost (Benefit):						
Service cost	$ 13.5	$ 12.7	$ 13.7	$ 1.9	$ 2.2	$ 1.9
Interest cost	40.4	40.2	38.7	3.1	3.1	2.7
Expected return on plan assets	(48.6)	(54.0)	(54.0)	—	—	—
Amortization of prior service cost (benefit)	1.7	(1.3)	(1.2)	(0.3)	(0.4)	(0.4)
Amortization of net loss	8.0	0.4	0.3	—	—	—
Settlement or curtailment losses (gains)	0.8	1.8	0.1	(2.2)	(0.6)	(0.2)
Net periodic cost (benefit)	$ 15.8	$ (0.2)	$ (2.4)	$ 2.5	$ 4.3	$ 4.0
Weighted-average assumptions used to determine net periodic cost (benefit) for years ended December 31:						
Discount rate	6.4%	7.3%	7.7%	6.5%	7.5%	8.2%
Expected long-term return on plan assets	8.3%	9.7%	9.7%	—	—	—
Rate of compensation increase	3.9%	4.8%	5.2%	4.0%	5.0%	5.5%

The weighted-average discount rate and rate of compensation increase assumptions are calculated based on the end of year benefit obligation of the U.S. and non-U.S. plans. The weighted-average expected return on plan assets is based on the end of year fair value of plan assets of the U.S. and non-U.S. plans.

The accumulated benefit obligation for all of the company's defined benefit pension plans was $684.1 million and $625.1 million at December 31, 2003 and 2002, respectively.

	2003	2002
Information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31:		
Projected benefit obligation	$676.1	$621.3
Accumulated benefit obligation	662.1	607.2
Fair value of plan assets	580.6	395.7

During 2003 and 2002, the company contributed $108.5 million and $50.0 million, respectively, to its U.S. pension plan. These contributions were made to improve the funding status of the plan following the negative returns in the capital markets over the past few years, which decreased the value of the pension plan assets. In 2004, the company expects to contribute approximately $45.0 million to its pension and postretirement plans, primarily for its European pension plans.

For measurement purposes, a 10.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004. The rate is assumed to decrease gradually to 5.25% in 2012 and remain at that level thereafter. Since the net employer costs for postretirement medical benefits reach the preset caps within the next two to four years, a 1% increase or decrease in trend has a de minimis effect on costs.

Related to the company's acquisition of the Information Products Corporation from IBM in 1991, IBM agreed to pay for its pro rata share (currently estimated at $72.9 million) of future postretirement benefits for all the company's U.S. employees based on pro rated years of service with IBM and the company.

A significant portion of the retirement plan assets and liabilities relating to its defined benefit plans are derived from the company's U.S. defined benefit plan. The investment goal of the U.S. defined benefit plan is to achieve an adequate net investment return in order to provide for future benefit payments to its participants. The target asset allocation percentages approved by the company's board of directors are 75% equity securities and 25% fixed income securities. The plan currently employs professional investment managers to invest in two assets classes: U.S. equity and U.S. fixed income. Each investment manager operates under an investment management contract that includes specific investment guidelines, requiring among other actions, adequate diversification, prudent use of derivatives and standard risk management practices such as portfolio constraints relating to established benchmarks. The plan currently uses a combination of both active management and passive index funds to achieve its investment goals.

The company's U.S. pension plan's weighted-average asset allocations at December 31, 2003 and 2002, by asset category were as follows:

	2003	2002
Plan assets at December 31 by asset category:		
Equity securities	76.5%	75.0%
Debt securities	23.5%	25.0%
Total	100.0%	100.0%

The company also sponsors defined contribution plans for employees in certain countries. Company contributions are based upon a percentage of employees' contributions. The company's expense under these plans was $12.8 million, $11.4 million, and $10.0 million in 2003, 2002 and 2001, respectively.

14. DERIVATIVES, FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivative Instruments and Hedging Activities

The company's activities expose it to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. The company's risk management program seeks to reduce the potentially adverse effects that market risks may have on its operating results.

The company maintains a foreign currency risk management strategy that uses derivative instruments to protect its interests from unanticipated fluctuations in earnings and cash flows caused by volatility in currency exchange rates. The company does not hold or issue financial instruments for trading purposes nor does it hold or issue leveraged derivative instruments. The company maintains an interest rate risk management strategy that may, from time to time use derivative instruments to minimize significant, unanticipated earnings fluctuations caused by interest rate volatility. By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, the company exposes itself to credit risk and market risk. The company manages exposure to counterparty credit risk by entering into derivative financial instruments with highly rated institutions that can be expected to fully perform under the terms of the agreement. Market risk is the adverse effect on the value of a financial instrument that results from a change in currency exchange rates or interest rates. The company manages exposure to market risk associated with interest rate and foreign exchange contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The company uses the following hedging strategies to reduce the potentially adverse effects that market volatility may have on its operating results:

Fair Value Hedges: Fair value hedges are hedges of recognized assets or liabilities. The company enters into forward exchange contracts to hedge actual purchases and sales of inventories. The forward contracts used in this program mature in three months or less, consistent with the related purchase and sale commitments. Foreign exchange option contracts, as well as forward contracts, may be used as fair value hedges in situations where derivative instruments, for which hedge accounting has been discontinued, expose earnings to further change in exchange rates. The company is using interest rate swaps to convert a portion of its fixed rate financing activities to variable rates.

Cash Flow Hedges: Cash flow hedges are hedges of forecasted transactions or of the variability of cash flows to be received or paid related to a recognized asset or liability. The company enters into foreign exchange options and forward exchange contracts expiring within eighteen months as hedges of anticipated purchases and sales that are denominated in foreign currencies. These contracts are entered into to protect against the risk that the eventual cash flows resulting from such transactions will be adversely affected by changes in exchange rates. The company also enters into currency swap contracts to hedge foreign currency risks that result from the transfer of various currencies within the company. The currency swap contracts entered into generally expire within one month.

Accounting for Derivatives and Hedging Activities

All derivatives are recognized in the Consolidated Statements of Financial Position at their fair value. Fair values for the company's derivative financial instruments are based on quoted market prices of comparable instruments or, if none are available, on pricing models or formulas using current assumptions. On the date the derivative contract is entered into, the company designates the derivative as either a fair value or cash flow hedge. Changes in the fair value of a derivative that is highly effective as — and that is designated and qualifies as — a fair value hedge, along with the loss or gain on the hedged asset or liability are recorded in current period earnings in cost of revenues. Changes in the fair value of a derivative that is highly effective as — and that is designated and qualifies as — a cash flow hedge are recorded in other comprehensive earnings, until the underlying transactions occur.

At December 31, 2003, the company had derivative assets of $8.1 million classified as prepaid expenses and other current assets as well as derivative liabilities of $50.0 million classified as accrued liabilities. At December 31, 2002, the company had derivative assets of $40.9 million classified as prepaid expenses and other current assets as well as derivative liabilities of $57.4 million classified as accrued liabilities. As of December 31, 2003, a total of $36.5 million of deferred net losses on derivative instruments were accumulated in other comprehensive earnings (loss), of which $35.3 million is expected to be reclassified to earnings during the next twelve months. As of December 31, 2002, a total of $20.9 million of deferred net losses on derivative instruments were accumulated in other comprehensive earnings (loss), of which $19.9 million was reclassified to earnings during 2003.

The company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge items. This process includes linking all derivatives that are designated as fair value and cash flow to specific assets and liabilities on the balance sheet or to forecasted transactions. The company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the company discontinues hedge accounting prospectively, as discussed below.

The company discontinues hedge accounting prospectively when (1) it is determined that a derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (2) the derivative expires or is sold, terminated, or exercised or (3) the derivative is discontinued as a hedge instrument, because it is unlikely that a forecasted transaction will occur. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the derivative will continue to be carried in the Consolidated Statements of Financial Position at its fair value. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried in the Consolidated Statements of Financial Position at its fair value, and gains and losses that were accumulated in other comprehensive earnings are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value in the Consolidated Statements of Financial Position, with changes in its fair value recognized in current period earnings. A fair value hedge is entered into when the derivative instrument, for which hedge accounting has been discontinued, exposes earnings to further change in exchange rates. An immaterial portion of the company's cash flow hedges was determined to be ineffective as of December 31, 2003 and 2002 because it was unlikely that the forecasted transactions would occur. During 2003, an immaterial loss was reclassified to current period earnings and during 2002, an immaterial gain was reclassified to current period earnings.

The company recorded $10.4 million, $13.0 million and $7.0 million of aggregate foreign currency transaction losses in 2003, 2002 and 2001, respectively. The aggregate foreign currency transaction loss amounts include the gains/losses of the company's foreign currency fair value hedges for all periods presented.

Financial Instruments

At December 31, 2003, the carrying value of the company's long-term debt was $149.3 million and the fair value was $166.9 million. At December 31, 2002, the carrying value of the company's long-term debt was $149.2 million and the fair value was $163.0 million. The fair value of the long-term debt was estimated based on current rates available to the company for debt with similar characteristics. At December 31, 2003 and 2002, the carrying value of the company's short-term debt was $1.1 and $12.3 million, respectively, which approximated the fair value.

During October 2003, the company entered into interest rate swap contracts to convert its $150.0 million principal amount of 6.75% senior notes from a fixed interest rate to a variable interest rate. The interest rate swaps are designated as a fair value hedge of the company's $150.0 million long-term debt. The interest rate swaps are recorded at their fair value and the company's long-term debt is adjusted by the same corresponding value in accordance with the short-cut method of SFAS 133. The fair value of the interest rate swaps is combined with the fair value adjustment of the company's long-term debt due to immateriality and is presented on the long-term debt line in the company's Consolidated Statements of Financial Position. At December 31, 2003, the fair value of the interest rate swap contracts was $0.4 million.

Concentrations of Risk

The company's main concentrations of credit risk consist primarily of temporary cash investments, marketable securities and trade receivables. Cash and marketable securities investments are made in a variety of high quality securities with prudent diversification requirements. Credit risk related to trade receivables is dispersed across a large number of customers located in various geographic areas. The company sells a large portion of its products through third-party distributors and resellers and original equipment manufacturer ("OEM") customers. If the financial condition or operations of these distributors, resellers and OEM customers were to deteriorate substantially, the company's operating results could be adversely affected. The three largest distributor, reseller and OEM customer trade receivable balances collectively represented approximately 29% of total trade receivables at December 31, 2003 and approximately 20% at December 31, 2002. However, the company performs ongoing credit evaluations of the financial position of its third-party distributors, resellers and other customers to determine appropriate credit limits. Collateral such as letters of credit and bank guarantees is required in certain circumstances.

The company generally has experienced longer accounts receivable cycles in its emerging markets, in particular, Asia Pacific and Latin America, when compared to its U.S. and European markets. In the event that accounts receivable cycles in these developing markets lengthen further, the company could be adversely affected.

The company also procures a wide variety of components used in the manufacturing process. Although many of these components are available from multiple sources, the company often utilizes preferred supplier relationships to better ensure more consistent quality, cost and delivery. The company also sources some printer engines and finished products from OEMs. Typically, these preferred suppliers maintain alternate processes and/or facilities to ensure continuity of supply. Although the company plans in anticipation of its future requirements, should these components not be available from any one of these suppliers, there can be no assurance that production of certain of the company's products would not be disrupted.

15. RESTRUCTURING AND OTHER CHARGES

As of December 31, 2002, the company had substantially completed all restructuring activities and, therefore, reversed approximately $5.9 million ($4.4 million, net of tax) during the fourth quarter of 2002. The reversal was primarily due to lower severance costs (approximately $3.5 million) and lower other exit costs (approximately $2.4 million). The severance payments were lower than originally estimated due to higher than expected attrition which resulted in the company being able to achieve headcount reductions at a lower cost. Although the restructuring activities were substantially complete at year-end 2002 and the employees exited the business, approximately $4.7 million of severance payments were paid during 2003.

The following table presents a rollforward of the liabilities (in millions) incurred in connection with the 2001 and prior restructuring plans. These liabilities were reflected as accrued liabilities in the company's Consolidated Statements of Financial Position.

Restructuring Liabilities	Employee Separations	Other Exit Costs	Total
December 31, 2000	$ 18.2	$ 3.2	$ 21.4
Additions	26.3	9.7	36.0
Payments	(13.7)	(7.7)	(21.4)
Other	(6.0)	4.3	(1.7)
December 31, 2001	24.8	9.5	34.3
Additions	—	—	—
Payments	(15.4)	(2.9)	(18.3)
Other	(1.2)	(4.2)	(5.4)
Reversal	(3.5)	(2.4)	(5.9)
December 31, 2002	4.7	—	4.7
Payments	(4.7)	—	(4.7)
December 31, 2003	$ —	$ —	$ —

During the fourth quarter of 2001, Lexmark's management and board of directors approved a restructuring plan (the "2001 restructuring") that included a reduction in the company's global workforce of up to 12 percent. This plan provided for a reduction in infrastructure and overhead expenses, the elimination of the company's business class inkjet printer, and the closure of an electronic card manufacturing facility in Reynosa, Mexico. Restructuring and related charges of $58.4 million ($42.9 million, net of tax) were expensed during the fourth quarter of 2001. These charges were comprised of $36.0 million of accrued restructuring costs related to separation and other exit costs, $11.4 million associated with a pension curtailment related to the employee separations and $11.0 million related to asset impairment charges. The company also recorded $29.3 million ($21.6 million, net of tax) of associated restructuring-related inventory write-offs resulting from the company's decision to eliminate its business class inkjet printer, to limit the period over which the company will provide replacement parts for products no longer in production, and to exit the electronic card manufacturing facility. The inventory write-offs were included on the cost of revenue line in the Consolidated Statements of Earnings.

The accrued restructuring costs for employee separations of $26.3 million were associated with approximately 1,600 employees worldwide from various business functions and job classes. Employee separation benefits included severance, medical and other benefits. As of December 31, 2002, approximately 1,225 employees exited the business under the 2001 restructuring plan. This total included the employees discussed below who were transferred to another company. In addition to employees exiting the business under the restructuring plan, the company's headcount was further decreased due to higher than expected attrition. The other exit costs of $9.7 million were primarily related to vendor and lease cancellation charges.

The $11.0 million charge for asset impairment in 2001 was determined in accordance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,* and resulted from the company's decision to abandon certain assets consisting primarily of machinery and equipment used to manufacture business class inkjet printers and electronic cards. The charge for asset impairments was included on the restructuring and related charges line in the Consolidated Statements of Earnings.

In connection with the company's plans to exit the electronic card manufacturing facility in Reynosa, Mexico, Lexmark sold the Reynosa operation to Manufacturers' Services Limited ("MSL") in early July 2002. Approximately 250 Reynosa employees were transferred to MSL as part of the sale transaction and those employees were expected to be retained by MSL. In accordance with the sales agreement, the company prepaid eighteen months of the building lease and agreed to provide support payments to MSL for approximately eighteen months, subject to the terms of the agreement. MSL agreed to assume the building lease payments for the remainder of the lease term. During the third quarter of 2002, the company reversed excess reserves of approximately $5.4 million for lease cancellation charges and employee separation costs, which were not incurred as a result of the sale to MSL. The company recorded a charge for approximately the same amount related to the support agreement with MSL.

16. COMMITMENTS AND CONTINGENCIES

The company is committed under operating leases (containing various renewal options) for rental of office and manufacturing space and equipment. Rent expense (net of rental income of $2.1 million, $2.0 million and $2.0 million) was $45.1 million, $41.4 million, and $42.2 million in 2003, 2002 and 2001, respectively. Future minimum rentals under terms of non-cancelable operating leases at December 31 are: 2004-$33.0 million; 2005-$28.2 million; 2006-$22.4 million; 2007-$15.5 million; 2008-$12.7 million and thereafter-$20.7 million.

The company is subject to legal proceedings and claims that arise in the ordinary course of business. The company does not believe that the outcome of any of those matters will have a material adverse effect on the company's financial position, results of operations or cash flows.

17. SEGMENT DATA

The company manufactures and sells a variety of printing products and related supplies and services. The company is primarily managed along business and consumer market segments. The company evaluates the performance of its segments based on revenue and operating income, and does not include segment assets or other income and expense items for management reporting purposes. Segment operating income includes selling, general and administrative, research and development and other expenses, certain of which are allocated to the respective segments based on internal measures and may not be indicative of amounts that would be incurred on a stand alone basis or may not be indicative of results of other enterprises in similar businesses. Additionally, segment operating income excludes significant expenses that are managed outside of the reporting segments.

The following table includes information about the company's reportable segments for and as of December 31:

	2003	2002	2001
Net revenue:			
Business	$2,626.9	$2,385.5	$2,367.7
Consumer	2,127.6	1,969.0	1,698.2
All other	0.2	1.9	38.4
Total revenue	$4,754.7	$4,356.4	$4,104.3
Operating income/(loss):			
Business	$ 682.1	$ 550.4	$ 465.9
Consumer	225.0	253.2	213.9
All other	(313.2)	(292.8)	(338.8)
Total operating income/(loss)	$ 593.9	$ 510.8	$ 341.0

The following are revenue and long-lived asset information by geographic area for and as of December 31:

	Revenue		
	2003	2002	2001
United States	$2,169.0	$2,054.5	$1,858.5
International	2,585.7	2,301.9	2,245.8
Total	$4,754.7	$4,356.4	$4,104.3

International revenue includes exports from the United States.

	Long-lived Assets	
	2003	2002
United States	$364.5	$379.3
International	351.4	368.3
Total	$715.9	$747.6

Long-lived assets include property, plant and equipment, net of accumulated depreciation.

The following is revenue by product category as of December 31:

	Revenue		
	2003	2002	2001
Laser and inkjet printers	$1,759.8	$1,631.1	$1,623.2
Laser and inkjet supplies	2,629.4	2,334.5	1,958.2
Other	365.5	390.8	522.9
Total	$4,754.7	$4,356.4	$4,104.3

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

(In Millions, Except Per Share Amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003:				
Revenue	$1,107.9	$1,120.2	$1,157.1	$1,369.5
Gross profit	356.2	380.8	371.4	436.7
Operating income	128.6	137.0	140.5	187.8
Net earnings	94.6	101.7	104.1	138.8
Basic EPS*	$ 0.74	$ 0.79	$ 0.81	$ 1.08
Diluted EPS*	0.73	0.77	0.79	1.05
Stock prices:				
High	$ 68.20	$ 77.44	$ 77.89	$ 79.65
Low	56.57	66.28	59.00	62.52
2002:				
Revenue	$1,050.1	$1,058.0	$1,041.0	$1,207.3
Gross profit	309.6	338.9	338.3	383.8
Operating income (1)	104.6	122.7	123.7	159.8
Net earnings (1)	71.5	89.1	89.8	116.3
Basic EPS* (1)	$ 0.55	$ 0.69	$ 0.71	$ 0.92
Diluted EPS* (1)	0.53	0.67	0.70	0.90
Stock prices:				
High	$ 61.90	$ 65.23	$ 54.90	$ 69.50
Low	49.10	50.25	41.94	43.82

* The sum of the quarterly earnings per share amounts do not necessarily equal the year-to-date earnings per share due to changes in average share calculations. This is in accordance with prescribed reporting requirements.

(1) Amounts include the benefit of the ($5.9) million (($4.4) million, net of tax) reversal of restructuring and other charges recorded during the fourth quarter of 2002. Diluted EPS was increased by $0.03 during the fourth quarter of 2002 as a result of the restructuring reversal.

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

The consolidated financial statements and related information included in this Financial Report are the responsibility of management and have been reported in conformity with accounting principles generally accepted in the United States of America. All other financial data in this Annual Report have been presented on a basis consistent with the information included in the consolidated financial statements. Lexmark International, Inc. maintains a system of financial controls and procedures, which includes the work of corporate auditors, which we believe provides reasonable assurance that the financial records are reliable in all material respects for preparing the consolidated financial statements and maintaining accountability for assets. The concept of reasonable assurance is based on the recognition that the cost of a system of financial controls must be related to the benefits derived and that the balancing of those factors requires estimates and judgment. This system of financial controls is reviewed, modified and improved as changes occur in business conditions and operations, and as a result of suggestions from the corporate auditors and PricewaterhouseCoopers LLP.

The Finance and Audit Committee, composed of outside members of the Board of Directors, meets periodically with management, the independent accountants and the corporate auditors, for the purpose of monitoring their activities to ensure that each is properly discharging its responsibilities. The Finance and Audit Committee, independent accountants, and corporate auditors have free access to one another to discuss their findings.

/s/ Paul J. Curlander

Paul J. Curlander
Chairman and chief executive officer

/s/ Gary E. Morin

Gary E. Morin
Executive vice president and chief financial officer

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Lexmark International, Inc.

In our opinion, the accompanying Consolidated Statements of Financial Position and the related Consolidated Statements of Earnings, Cash Flows, and Stockholders' Equity and Comprehensive Earnings appearing on pages 31 through 61 of this annual report on Form 10-K present fairly, in all material respects, the consolidated financial position of Lexmark International, Inc. and its subsidiaries (the company) at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Lexington, Kentucky
February 25, 2004

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The company's management, with the participation of the company's Chairman and Chief Executive Officer and Executive Vice President and Chief Financial Officer, have evaluated the effectiveness of the company's disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the company's Chairman and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that the company's disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed by the company in the reports that it files under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Changes in Internal Control over Financial Reporting

There has been no change in the company's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

Part III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Except with respect to information regarding the executive officers of the Registrant and the company's code of ethics, the information required by Part III, Item 10 of this Form 10-K is incorporated by reference herein, and made part of this Form 10-K, from the company's definitive Proxy Statement for its 2004 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission, pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year. The information with respect to the executive officers of the Registrant is included under the heading "Executive Officers of the Registrant" in Item 1 above. The company has adopted a code of business conduct and ethics for directors, officers (including the company's principal executive officer, principal financial officer and controller) and employees, known as the Code of Business Conduct. The Code of Business Conduct, as well as the company's Corporate Governance Principles and the charters of each of the committees of the Board of Directors, is available on the Corporate Governance section of the company's Investor Relations website at http://investor.lexmark.com. Stockholders may request a free copy of the Code of Business Conduct from:

Lexmark International, Inc.
Attention: Investor Relations
One Lexmark Centre Drive
740 West New Circle Road
Lexington, Kentucky 40550
(859) 232-5934

Item 11. EXECUTIVE COMPENSATION

Information required by Part III, Item 11 of this Form 10-K is incorporated by reference from the company's definitive Proxy Statement for its 2004 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission, pursuant to Regulation 14A, not later than

120 days after the end of the fiscal year, and of which information is hereby incorporated by reference in, and made part of, this Form 10-K.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by Part III, Item 12 of this Form 10-K is incorporated by reference from the company's definitive Proxy Statement for its 2004 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission, pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year, and of which information is hereby incorporated by reference in, and made part of, this Form 10-K.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by Part III, Item 13 of this Form 10-K is incorporated by reference from the company's definitive Proxy Statement for its 2004 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission, pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year, and of which information is hereby incorporated by reference in, and made part of, this Form 10-K.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by Part III, Item 14 of this Form 10-K is incorporated by reference from the company's definitive Proxy Statement for its 2004 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission, pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year, and of which information is hereby incorporated by reference in, and made part of, this Form 10-K.

Part IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) 1 Financial Statements:

Financial statements filed as part of this Form 10-K are included under Part II, Item 8.

(a) 2 Financial Statement Schedule:

All other schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

REPORT OF INDEPENDENT AUDITORS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Stockholders of Lexmark International, Inc.

Our audits of the consolidated financial statements referred to in our report dated February 25, 2004 appearing on page 64 of this annual report on Form 10-K also included an audit of the financial statement schedule listed in item 14(a)(2) of this Form 10-K. In our opinion, the financial statement schedule on page 68 of this Form 10-K presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Lexington, Kentucky
February 25, 2004

LEXMARK INTERNATIONAL, INC. AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2001, 2002 and 2003
(Dollars in Millions)

(A)	(B)	(C) Additions		(D)	(E)
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
2001:					
Accounts receivable allowances	$22.2	$ 20.6	$—	$ (9.5)	$33.3
Inventory reserves	30.9	103.1	—	(43.7)	90.3
Deferred tax assets valuation allowance	—	—	—	—	—
2002:					
Accounts receivable allowances	$33.3	$ 16.9	$—	$ (4.2)	$46.0
Inventory reserves	90.3	90.8	—	(100.3)	80.8
Deferred tax assets valuation allowance	—	—	—	—	—
2003:					
Accounts receivable allowances	$46.0	$ 13.6	$—	$ (11.5)	$48.1
Inventory reserves	80.8	81.2	—	(65.7)	96.3
Deferred tax assets valuation allowance	—	—	—	—	—

Item 15(a)(3). EXHIBITS

Exhibits for the company are listed in the Index to Exhibits beginning on page E-1.

(b) REPORTS ON FORM 8-K

A Current Report on Form 8-K dated October 20, 2003 was filed by the company with the Securities and Exchange Commission to announce the company's third quarter 2003 financial results.

A Current Report on Form 8-K dated November 10, 2003 was filed by the company with the Securities and Exchange Commission to announce the company's Analyst Day scheduled to be held on November 11, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Lexington, Commonwealth of Kentucky, on March 12, 2004.

LEXMARK INTERNATIONAL, INC.

By /s/ Paul J. Curlander

Name: Paul J. Curlander
Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the following capacities and on the dates indicated.

Signature	Title	Date
/s/ Paul J. Curlander Paul J. Curlander	Chairman and Chief Executive Officer (Principal Executive Officer)	March 12, 2004
/s/ Gary E. Morin Gary E. Morin	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 12, 2004
/s/ Gary D. Stromquist Gary D. Stromquist	Vice President and Corporate Controller (Principal Accounting Officer)	March 12, 2004
* B. Charles Ames	Director	March 12, 2004
* Teresa Beck	Director	March 12, 2004
* Frank T. Cary	Director	March 12, 2004
* William R. Fields	Director	March 12, 2004
* Ralph E. Gomory	Director	March 12, 2004
* Stephen R. Hardis	Director	March 12, 2004
* James F. Hardymon	Director	March 12, 2004
* Robert Holland, Jr.	Director	March 12, 2004
* Marvin L. Mann	Director	March 12, 2004
* Michael J. Maples	Director	March 12, 2004
* Martin D. Walker	Director	March 12, 2004
/s/ Vincent J. Cole * Vincent J. Cole, Attorney-in-Fact		March 12, 2004

Index to Exhibits

Number	Description of Exhibits
2	Agreement and Plan of Merger, dated as of February 29, 2000, by and between Lexmark International, Inc. (the "company") and Lexmark International Group, Inc. ("Group"). (1)
3.1	Restated Certificate of Incorporation of the company. (2)
3.2	Company By-Laws, as Amended and Restated June 22, 2000. (2)
3.3	Amendment No. 1 to company By-Laws, as Amended and Restated June 22, 2000. (3)
4.1	Form of the company's 6.75% Senior Notes due 2008. (4)
4.2	Indenture, dated as of May 11, 1998, by and among the company, as Issuer, and Group, as Guarantor, to The Bank of New York, as Trustee. (4)
4.3	First Supplemental Indenture, dated as of June 22, 2000, by and among the company, as Issuer, and Group, as Guarantor, to The Bank of New York, as Trustee. (2)
4.4	Amended and Restated Rights Agreement, dated as of December 2, 2003, between the company and The Bank of New York, as Rights Agent. (5)
4.5	Specimen of Class A common stock certificate. (2)
10.1	Agreement, dated as of May 31, 1990, between the company and Canon Inc., and Amendment thereto. (6)*
10.2	Agreement, dated as of March 26, 1991, between the company and Hewlett-Packard Company. (6)*
10.3	Patent Cross-License Agreement, effective October 1, 1996, between Hewlett-Packard Company and the company. (7)*
10.4	Amended and Restated Lease Agreement, dated as of January 1, 1991, between IBM and the company, and First Amendment thereto. (8)
10.5	Third Amendment to Lease, dated as of December 28, 2000, between IBM and the company. (9)
10.6	Multicurrency Revolving Credit Agreement, dated as of May 29, 2002, by and among the company, as Borrower, the Lenders party thereto, Fleet National Bank, as Administrative Agent, Fleet Securities, Inc., as Arranger, JPMorgan Chase Bank and Citicorp USA, Inc., as Co-Syndication Agents, and Key Corporate Capital Inc. and SunTrust Bank as Co-Documentation Agents. (10)
10.7	Receivables Purchase Agreement, dated as of October 22, 2001, by and among Lexmark Receivables Corporation ("LRC"), as Seller, CIESCO L.P., as Investor, Citibank, N.A., Citicorp North America, Inc., as Agent, and the company, as Collection Agent and Originator. (3)
10.8	Amendment to Receivables Purchase Agreement, dated as of October 17, 2002, by and among LRC, as Seller, CIESCO L.P., as Investor, Citibank, N.A., Citicorp North America, Inc., as Agent, and the company, as Collection Agent and Originator. (11)
10.9	Amendment No. 2 to Receivables Purchase Agreement, dated as of October 20, 2003, by and among LRC, as Seller, CIESCO, LLC (as successor to CIESCO L.P.), as Investor, Citibank, N.A., Citicorp North America, Inc., as Agent, and the company, as Collection Agent and Originator. (12)
10.10	Purchase and Contribution Agreement, dated as of October 22, 2001, by and between the company, as Seller, and LRC, as Purchaser. (3)
10.11	Amendment to Purchase and Contribution Agreement, dated as of October 17, 2002, by and between the company, as Seller, and LRC, as Purchaser. (11)
10.12	Amendment No. 2 to Purchase and Contribution Agreement, dated as of October 20, 2003, by and between the company, as Seller, and LRC, as Purchaser. (12)

Number	Description of Exhibits
10.13	Lexmark Holding, Inc. Stock Option Plan for Executives and Senior Officers. (8)+
10.14	First Amendment to the Lexmark Holding, Inc. Stock Option Plan for Executives and Senior Officers, dated as of October 31, 1994. (13)+
10.15	Second Amendment to the Lexmark Holding, Inc. Stock Option Plan for Executives and Senior Officers, dated as of September 13, 1995. (13)+
10.16	Third Amendment to the Lexmark Holding, Inc. Stock Option Plan for Executives and Senior Officers, dated as of April 29, 1999. (14)+
10.17	Fourth Amendment to the Lexmark Holding, Inc. Stock Option Plan for Executives and Senior Officers, dated as of July 29, 1999. (14)+
10.18	Form of Stock Option Agreement pursuant to the Lexmark Holding, Inc. Stock Option Plan for Executives and Senior Officers. (13)+
10.19	Lexmark Holding, Inc. Stock Option Plan for Senior Managers. (9)+
10.20	First Amendment to the Lexmark Holding, Inc. Stock Option Plan for Senior Managers, dated as of September 13, 1995. (9)+
10.21	Second Amendment to the Lexmark Holding, Inc. Stock Option Plan for Senior Managers, dated as of April 29, 1999. (9)+
10.22	Third Amendment to the Lexmark Holding, Inc. Stock Option Plan for Senior Managers, dated as of July 29, 1999. (9)+
10.23	Form of Stock Option Agreement pursuant to the Lexmark Holding, Inc. Stock Option Plan for Senior Managers. (9)+
10.24	Lexmark International, Inc. Stock Incentive Plan, as Amended and Restated, Effective April 30, 2003. (15)+
10.25	Form of Stock Option Agreement pursuant to the company's Stock Incentive Plan. (9)+
10.26	Lexmark International Group, Inc. Nonemployee Director Stock Plan, Amended and Restated, Effective April 30, 1998. (4)+
10.27	Amendment No. 1 to the Lexmark International Group, Inc. Nonemployee Director Stock Plan, dated as of February 11, 1999. (16)+
10.28	Amendment No. 2 to the Lexmark International Group, Inc. Nonemployee Director Stock Plan, dated as of April 29, 1999. (14)+
10.29	Amendment No. 3 to the Lexmark International Group, Inc. Nonemployee Director Stock Plan, dated as of July 24, 2003. (17)+
10.30	Form of Stock Option Agreement, pursuant to the company's Nonemployee Director Stock Plan, Amended and Restated effective April 30, 1998. (18)+
10.31	Form of Agreement pursuant to the company's 2003-2005 Long-Term Incentive Plan. (17)+
10.32	Form of Employment Agreement, entered into as of June 1, 2003, by and between the company and each of Paul J. Curlander, Gary E. Morin, Paul A. Rooke and Vincent J. Cole. (17)+
10.33	Form of Change in Control Agreement entered into as of April 30, 1998, by and among the company, Group and certain officers thereof. (18)+
10.34	Form of Indemnification Agreement entered into as of April 30, 1998, by and among the company, Group and certain officers thereof. (18)+
12	Computation of Ratio of Earnings to Fixed Charges.
21	Subsidiaries of the company as of December 31, 2003.
23	Consent of PricewaterhouseCoopers LLP.
24	Power of Attorney.

Number	Description of Exhibits
31.1	Certification Pursuant to Rule 13a-4(a) and 15d-14(a), As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification Pursuant to Rule 13a-14(a) and 15d-14(a), As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Financial Statements of Lexmark International Group, Inc. 1999 Employee Stock Purchase Plan for the year ended December 31, 2003.

---

* Confidential treatment previously granted by the Securities and Exchange Commission.

\+ Indicates management contract or compensatory plan, contract or arrangement.

(1) Incorporated by reference to the company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (Commission File No. 1-14050).

(2) Incorporated by reference to the company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (Commission File No. 1-14050).

(3) Incorporated by reference to the company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (Commission File No. 1-14050).

(4) Incorporated by reference to the company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (Commission File No. 1-14050).

(5) Incorporated by reference to the company's Amended Registration Statement on Form 8-A filed with the Commission on December 22, 2003 (Commission File No. 1-14050).

(6) Incorporated by reference to the company's Form S-1 Registration Statement, Amendment No. 2 (Registration No. 33-97218) filed with the Commission on November 13, 1995.

(7) Incorporated by reference to the company's Quarterly Report on Form 10-Q/A for the quarter ended September 30, 1996 (Commission File No. 1-14050).

(8) Incorporated by reference to the company's Form S-1 Registration Statement (Registration No. 33-97218) filed with the Commission on September 22, 1995.

(9) Incorporated by reference to the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 1-14050).

(10) Incorporated by reference to the company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (Commission File No. 1-14050).

(11) Incorporated by reference to the company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (Commission File No. 1-14050).

(12) Incorporated by reference to the company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 (Commission File No. 1-14050).

(13) Incorporated by reference to the company's Form S-1 Registration Statement, Amendment No. 1 (Registration No. 33-97218), filed with the Commission on October 27, 1995.

(14) Incorporated by reference to the company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (Commission File No. 1-14050).

(15) Incorporated by reference to the company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (Commission File No. 1-14050).

(16) Incorporated by reference to the company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (Commission File No. 1-14050).

(17) Incorporated by reference to the company's Quarterly Report of Form 10-Q for the quarter ended June 30, 2003 (Commission File No. 1-14050).

(18) Incorporated by reference to the company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (Commission File No. 1-14050).

In 2003, Lexmark's revenue, operating income and earnings all rose, fueled by the success of numerous product introductions and aggressive cost containment. • Within our Printing Solutions and Services Division, we helped our customers more efficiently manage their imaging devices and output. As a result, we helped them cut costs, improve productivity, and maximize the return on their investment. We did this by understanding our customers' needs and developing customized solutions that worked for them. • We announced a broad range of new laser products, laser-based multifunction devices and workflow-focused software solutions in 2003. With these tools, customers were not only able to manage their printing more effectively and efficiently, but move information with ease between the paper and digital world. • Ease of use characterized the focus of our Consumer Printer Division. The growth in this market in 2003 was driven in part by strong demand for and proliferation of low-cost all-in-one devices. And, naturally, millions of consumers looked to Lexmark because we pioneered the concept of providing print, copy and scan capabilities to a mass audience. • And 2003 was defined by a continued commitment to our employees and the communities in which they live. Without our employees, there wouldn't be Lexmark. To repay them for their hard work and dedication, we actively supported them and their goals – both personal and professional.

Lexmark's revenue rose 9 percent in 2003 to $4.8 billion.


WORLDWIDE REVENUE
($ in billions)
$5.0
$4.0
$3.0
$2.0
$1.0
$3.4
$3.8
$4.1
$4.4
$4.8

Lexmark has generated approximately $2.7 billion cumulative net cash from operating activities over the past five years.


CUMULATIVE NET CASH PROVIDED BY OPERATING ACTIVITIES SINCE 1999
($ in billions)
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.5
$0.9
$1.1
$1.9
$2.7


Innovative.

Innovative Solutions

In 2003, Lexmark continued to invest to help our customers manage their printing needs and resources. • During the year, we introduced innovative solutions like the Lexmark Document Solutions Software, which changed the landscape in terms of ease of use in moving between paper and digital formats. We also broadened the scope and reach of our consulting business, driving a record number of engagements with our customers on paper-intensive business processes, analysis and improvement. And we expanded the services, competencies and technology that our customers have come to rely on for superior methods of data collection, data analysis and improved efficiencies in customer business operations. • More importantly, with our sole focus on printing and our direct sales force, Lexmark has studied the output requirements of our customers. As a result, we've been able to develop products, services and solutions that are tailored to a customer's specific needs. • This unique customer knowledge has given us the insight to develop products like the Lexmark e-Task interface, featured on Lexmark network multifunction products and the Lexmark Document Solutions Desktop. The innovative interface can be tailored to the individual, workgroup, business or industry, using friendly and descriptive icons that allow workers to quickly identify and select the appropriate work process.




Smart.

Product Innovation In 2003, Lexmark continued to expand on its award-winning lineup of laser printers. And our Services and Solutions team added processes and functions that led the industry. At the same time, we recognized the growth of affordable laser printers in the home and introduced products to meet that demand. ◦ On the business front, the Lexmark C912 defined versatility. In addition to general office printing, it has a wide range of vertical industry applications, which allows it to do diverse jobs like printing store signs, architectural drawings, retail shelf labels or forms on demand. ◦ The Lexmark X630, X632 and X632e joined the company's growing line of robust workgroup multifunction products to directly address the versatility requirements in the distributed printing environment. This innovative line offered a number of enhancements, including faster scanning and output speeds, as well as improved reliability. ◦ For high-volume home users, we created the Lexmark E321 and E323. Both offered tremendous value at their price points. And the new black color scheme and space-saving design made them not only affordable but stylish, all without sacrificing important functionality like image quality that produces crisp text and graphics.




Intuitive.

Easy to Use

For Lexmark's Consumer Printer Division, 2003 was the year of the all-in-one (AIO). These multifunction products – which combine print, copy, scan and fax – represented the fastest-growing printer segment last year. ◦ In 2003, Lexmark introduced the X5150, a color printer with copy and scan capability priced at just $149. And like all of our Lexmark products, the X5150 defined ease of use. Its PrecisionSense™ media sensing technology automatically determines the type of stock in the paper tray and adjusts to optimize output. The automatic cartridge alignment feature ensures the best print quality. With the intuitive operating panel and Lexmark's renowned ease of setup, producing stunning output has never been simpler than with the Lexmark X5150. ◦ Before the market could catch its breath, we introduced the Lexmark PrinTrio™ X1150, the first sub-$100 AIO, along with the Lexmark X6150 All-In-One Print Center, which was priced at just $199 but featured stand-alone color fax capability, as well as print, PC-free copy and flatbed scan functionality. ◦ Looking ahead, we see photo printing as an increasingly important segment. Industry data shows that the worldwide digital camera installed base reached 100 million units in 2003, up from 24 million units in 2000. As this growth continues into the future, we believe that the easiest and most convenient solution for these consumers is to print their photos in the home. Lexmark is committed to offering the best in-home printing solutions for this growing market.




Devoted.

Continued Commitment

We've talked about what Lexmark does as a business. Equally important is who we are. ◦ Lexmark is committed to the environment. We are constantly working to reduce the environmental impact of what we do around the globe. To focus on these efforts, we have launched the Lexmark Environmental Program, a comprehensive series of initiatives involving our employees, partners, customers and our neighbors. ◦ We've also partnered with public and private agencies to ensure that when customers are finished with our products, they have a means to dispose of them in an environmentally friendly manner. In the U.S., we are working with the Environmental Protection Agency and its partners on recycling initiatives. In Europe, we have teamed up with retailers to encourage consumers to return used inkjet cartridges. And in Asia, we have been involved with Planet Ark, considered one of the most effective environmental programs on the planet. ◦ We care about our community. Just a few of our philanthropic programs include the United Way, Habitat for Humanity and our adopted school in Cebu, Philippines. But one of the programs that we are most proud of is the Print Art Educational Program. Through this education partnership, we have teamed up with schools across the United States and supplied them with a CD-ROM of great artworks from around the world, a study guide and printers. Over the next year, we expect the number of participating schools to quadruple, participating countries to expand, and we couldn't be prouder. ◦ We care about our employees. At Lexmark, we understand that it's our people and their commitment that make us successful. Our goal is to recruit a talented, diverse work force and make sure that each employee is respected and treated fairly. To that end, we have established extensive diversity programs. The key message at Lexmark is that everyone here is valued, every employee contributes to Lexmark's success, and every employee is able to reach his or her maximum potential.



Sales Offices

Asia Pacific

Brisbane, Australia
(617) 3229 1890

Canberra, Australia
(612) 6285 1177

Frenchs Forest, Australia
(612) 9930 3500

Melbourne, Australia
(613) 9473 3100

Perth, Australia
(618) 9480 8666

Beijing, China
(8610) 6517 2888

Chengdu, China
(8628) 6198 241

Guangzhou, China
(8620) 3877 2069

Hong Kong, China
(852) 2866 8900

Shanghai, China
(8621) 6335 1600

Chennai, India
(9144) 2822 4949

Mumbai, India
(9122) 2605 7744

Jakarta, Indonesia
(6221) 5299 4418

Tokyo, Japan
(813) 5649 0222

Kuala Lumpur, Malaysia
(603) 7492 0862

Aukland, New Zealand
(649) 359 7474

Manila, Philippines
(632) 416 3242

Singapore
(65) 6467 9898

Kaohsiung, Taiwan
(8867) 235 0660

Taipei, Taiwan
(8862) 2531 2335

Bangkok, Thailand

Canada

Calgary, Alberta
(402) 228-2833

Edmonton, Alberta
(780) 448-2373

Montreal, Quebec
(450) 676-5396

Ottawa, Ontario
(613) 747-7315

Quebec City, Quebec
(418) 650-4484

Toronto, Ontario
(905) 763-0560

Vancouver, British Columbia
(604) 732-9755

Europe, Middle East and Africa

Wien, Austria
43 1 797 32 0

Zaventem, Belgium
32 2 716 74 11

Birkeroed, Denmark
45 45 99 88 88

Marlow, England
44 8704 440044

Espoo, Finland
358 9 525 340

Paris, France
33 146 67 40 00

Dietzenbach, Germany
49 6074 488 0

Milan, Italy
39 2 70395 1

Naarden, The Netherlands
31 35 69 94 600

Oslo, Norway
47 2276 3500

Krakow, Poland
48 12 290 14 00

Lisbon, Portugal
351 21 415 3450

Johannesburg, South Africa

Madrid, Spain
34 91 436 00 48

Solna, Sweden
46 8 52 25 79 00

Thalwil, Switzerland
41 1 722 88 11

For Central and Eastern Europe, the CIS/Baltics, Greece, Turkey, Israel, the Middle East, Africa and the Indian Ocean region, contact the Lexmark Export Division in Paris at 33 146 67 44 00.

Latin America

Buenos Aires, Argentina
54-11-4319-8900

São Paulo, Brazil
55-11-3046-6200

Santiago, Chile
56-2-280-9500

Bogotá, Colombia
57-1-416-5618

Mexico City, Mexico
52-55-3003-2500

Lima, Perú
51-1-421-5209

San Juan, Puerto Rico
787-620-8757

Coral Gables, Florida, USA
305-447-2200

Caracas, Venezuela
58-212-232-1376

United States

Atlanta, Georgia
(770) 510-1778

Bloomington, Minnesota
(952) 896-2100

Chicago, Illinois
(847) 318-5765

Dallas, Texas
(214) 257-0049

El Segundo, California

Fort Lauderdale, Florida
(954) 938-3804

Highlands Ranch, Colorado
(720) 239-0258

Houston, Texas
(713) 260-8012

Irvine, California
(714) 371-2044

Lexington, Kentucky
(859) 232-3999

Lexington, Massachusetts
(781) 402-3852

Montvale, New Jersey
(201) 307-4601

New York, New York
(212) 880-2825

Plymouth Meeting, Pennsylvania
(610) 832-5359

Rockville, Maryland
(301) 212-5905

San Francisco, California
(925) 658-9609

Scottsdale, Arizona
(480) 315-6661

Seattle, Washington
(425) 453-9082

Southfield, Michigan
(248) 263-3262

St. Louis, Missouri
(636) 681-1210

Corporate Information

Board of Directors

Paul J. Curlander, chairman and chief executive officer of Lexmark

B. Charles Ames, principal of Clayton, Dubilier & Rice, Inc.

Teresa Beck, former president of American Stores Co.

Frank T. Cary, former chairman and chief executive officer of IBM

William R. Fields, chairman and chief executive officer of APEC (China) Asset Management Ltd.

Ralph E. Gomory, president of the Alfred P. Sloan Foundation

Stephen R. Hardis, former chairman and chief executive officer of Eaton Corp.

James F. Hardymon, former chairman and chief executive officer of Textron, Inc.

Robert Holland Jr., former chief executive officer of WorkPlace Integrators

Marvin L. Mann, chairman emeritus and former chairman and chief executive officer of Lexmark

Michael J. Maples, former executive vice president and member of the Office of the President of Microsoft Corp.

Martin D. Walker, former chairman and chief executive officer of the M.A. Hanna Co.

Transfer Agent

The Bank of New York
(800) 524-4458
Stock transfer site: www.stockbny.com
E-mail: shareowners@bankofny.com

Send shareholder inquiries to:
Shareholder Relations Department
Box 11258
Church Street Station
New York, NY 10286-1258

Send certificates for transfer and address changes to:
Receive and Deliver Department
Box 11002
Church Street Station
New York, NY 10286-1002

Executive Officers

Paul J. Curlander, chairman and chief executive officer

Najib Bahous, vice president and president of the Consumer Printer Division

Daniel P. Bork, vice president, tax

Vincent J. Cole, Esq., vice president, general counsel and secretary

David L. Goodnight, vice president, Asia Pacific and Latin America

Gary E. Morin, executive vice president and chief financial officer

Richard A. Pelini, vice president and treasurer

Paul A. Rooke, executive vice president and president of the Printing Solutions and Services Division

Roger P. Rydell, vice president, corporate communications

Gary D. Stromquist, vice president and corporate controller

Jeri I. Stromquist, vice president, human resources

Investor Relations

Mark D. Sisk
Lexmark International, Inc.
One Lexmark Centre Drive
Lexington, Kentucky 40550
(859) 232-5934
irinfo@lexmark.com
http://investor.lexmark.com

Independent Accountants

PricewaterhouseCoopers LLP
201 East Main Street
Suite 1400
Lexington, Kentucky 40507
(859) 255-3366

Annual Meeting

Lexmark International, Inc., will hold its annual meeting of stockholders at 8 a.m. EDT, Thursday, April 22, 2004 at the Embassy Suites Hotel, 1801 Newtown Pike, Lexington, Kentucky.

"Safe harbor" statement under the Private Securities Litigation Reform Act of 1995:

This document may contain forward-looking statements that are based on current expectations, estimates and projections and management's beliefs and assumptions. All statements which are not statements of historical fact are forward-looking statements. These statements are not guarantees of future performance and involve certain risks and uncertainties which are difficult to predict and could affect the company's actual results. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Such risks and uncertainties include, but are not limited to, aggressive pricing from competitors and resellers, the impact of competitors' products, the ability and/or incremental expense to produce and deliver products to satisfy customer demand, increased investment to support product development, unforeseen cost impacts, market acceptance of new products and pricing programs, management of the company's and resellers' inventory levels, financial failure or loss of business with a key customer, reseller or supplier, changes in a country's or region's political or economic conditions, currency fluctuations, production and supply difficulties including disruptions at important points of exit and entry and distribution centers, conflicts among sales channels, competition in aftermarket supplies, difficulties or delays in software and information systems implementations, the outcome of pending and future litigation or governmental proceedings, intellectual property and other legal claims and expenses, and other risks described in the company's Securities and Exchange Commission filings.

Financial Highlights

(Dollars in millions, except per share data)

Statement of Earnings Data:	2003	2002	2001	2000	1999
Revenue (1)	$4,754.7	$4,356.4	$4,104.3	$3,767.3	$3,413.7
Cost of revenue (2)	3,209.6	2,985.8	2,865.3	2,550.9	2,222.8
Gross profit	1,545.1	1,370.6	1,239.0	1,216.4	1,190.9
Research and development	265.7	247.9	246.2	216.5	183.6
Selling, general and administrative (1)	685.5	617.8	593.4	542.9	530.7
Restructuring and related (reversal)/charges (2) (3) (4)	–	(5.9)	58.4	41.3	–
Operating expense	951.2	859.8	898.0	800.7	714.3
Operating income	593.9	510.8	341.0	415.7	476.6
Interest (income)/expense, net	(0.4)	9.0	14.8	12.8	10.7
Other	0.8	6.2	8.4	6.5	7.0
Earnings before income taxes	593.5	495.6	317.8	396.4	458.9
Provision for income taxes (5)	154.3	128.9	44.2	111.0	140.4
Net earnings	$439.2	$366.7	$273.6	$285.4	$318.5
Diluted net earnings per common share	$3.34	$2.79	$2.05	$2.13	$2.32
Shares used in per share calculation	131.4	131.6	133.8	134.3	137.5
Statement of Financial Position Data:					
Working capital	$1,260.5	$699.8	$562.0	$264.7	$353.2
Total assets	3,450.4	2,808.1	2,449.9	2,073.2	1,702.6
Total debt	150.4	161.5	160.1	148.9	164.9
Stockholders' equity	1,643.0	1,081.6	1,075.9	777.0	659.1
Other Key Data:					
Cash from operations (6)	$747.6	$815.6	$195.7	$476.3	$448.2
Capital expenditures	$93.8	$111.7	$214.4	$296.8	$220.4
Debt to total capital ratio (7)	8%	13%	13%	16%	20%
Number of employees (8)	11,800	12,100	12,700	13,000	10,900

(1) All data prior to 2002 has been reclassified in accordance with EITF 00-25 and clarified by EITF 01-9, resulting in a reduction to both revenue and selling, general and administrative expense in the amount of $38.5 million in 2001, $39.7 million in 2000 and $38.6 million in 1999.

(2) Amounts include the impact of restructuring and other charges in 2001 of $87.7 million ($64.5 million, net of tax), which resulted in a $0.48 reduction in diluted net earnings per share. Inventory write-offs of $29.3 million associated with the restructuring actions were included in cost of revenue.

(3) Amounts include the impact of restructuring and related charges in 2000 of $41.3 million ($29.7 million, net of tax), which resulted in a $0.22 reduction *in diluted net earnings per share.*

(4) Amounts include the benefit of a ($5.9) million (($4.4) million, net of tax) reversal of restructuring and other charges in 2002, which resulted in a $0.03 increase in diluted net earnings per share.

(5) Provision for income taxes in 2001 includes a $40 million benefit from the resolution of income tax matters, which resulted in a $0.30 increase in diluted net earnings per share.

(6) Cash flows from investing and financing activities, which are not presented, are integral components of total cash flow activity.

(7) The debt to total capital ratio is computed by dividing total debt (which includes both short-term and long-term debt) by the sum of total debt and



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